SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 17, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Annual Report

Integrated Annual Report

Banco Macro S.A.

2014

1

To the Shareholders

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Integrated Report that includes the Annual Report, the Financial Statements, Auditing Committee’s Report, Corporate Governance Explanatory Report and other documents for the 49th Fiscal Year ended December 31, 2014.

Annual Report

This annual report explains the different activities developed by the Bank throughout this fiscal year. In that connection, it highlights the policies and actions as well as the economic and financial performance during the annual period ended December 31, 2014. In addition, this document expresses the expectations for the next fiscal year.

This report focuses directly on the shareholders and investors, and at the same time seeks to reach all our key targets: customers, suppliers, collaborators, related organizations, public sector, vendors and communication media.

This document includes information regarding our performance based on certain material indictors, pursuant to the following sustainability international guidelines:

•	G4 Guide of the Global Reporting Initiative – GRI[1] with the Financial Services Sector Supplements, meeting the “in accordance” criterion and reaching the “Core” option.
•	IIRC’s International Integrated Reporting Framework.
•	The UN Global Compact's ten principles.

Application of the IIRC’s International Integrated Reporting Framework

The Integrated Annual Report 2014 consolidates financial and non-financial information and generates a reference and useful document for financial analysts, investors and all other groups of interest of the Bank.

Following the guidelines established by the International Integrated Reporting Council (IIRC) in its document “The International ˂IR> Framework”, we have prepared a table that relates the six capital of the model with the information contained in this Report.

At the same time, we made the exercise of linking the Bank’s sustainability basis with the capitals of the IIRC model in order to align all the tools used to improve day after day our performance in the aspects that are relevant to the Bank and our groups of interest2.

1 www.globalreporting.org

2 To know more about the relationship between the published information and the capitals of the IIRC model, see the chapter Scope in this document.

2

Our sustainability strategy

In 2012 Banco Macro defined its Sustainability Policy based on five strategic pillars connected with the business and of impact on all its targets, which mark the sustainability strategy for the short, medium and long term.

“Develop a sustainable business making life easier for Our Customers”

In that sense, our goal is to be a more sustainable bank federally speaking. In line with the above, we developed a strategy that meets the interests of our collaborators, customers, providers, shareholders, the government, the communication media, the local community and the environment.

Sustainability strategic pillars

1	Transparency in all our actions: we operate with maximum transparency in order to create an environment of trust and credibility for all groups of interest. We practice active listening and permanent accountability.

Our commitment:

•	Implement communication channels adjusted to each profile.
•	Fight corruption, money laundering and terrorism financing.
•	Adhere to and comply with the most important standards and good practices, both locally and internationally, related with transparency and management accountability.
•	Develop tools and codes to respect ethics and good business conduct in our transactions.

2	Responsibility for public welfare and inclusion: we accompany the professional development of our employees, boosting diversity and inclusion in the working environment and we consider minorities and vulnerable groups. In all cases we pursue the same goal: to improve life quality of people.

Our commitment:

•	Incorporate new employee benefits.
•	Develop a work and family life reconciliation program.
•	Create innovative products and services for each customer profile.

3	Financial education and inclusion: We promote a healthy financial system. That’s why we are constantly generating products and tools for the education of critical, prudent and economically responsible bankarized citizens contributing to the economic growth of the country.

Our commitment:

•	Promote bankarization and accessibility through our wide branch network.
•	Focus on lower-income sectors adapting our commercial offering.
•	Promote financial education programs in all communities.

3

4	Development of PYMEs and ventures: We care for our social setting and for the environment, both internally and in our entire value chain.

Our commitment:

•	Create products and services tailored to meet the needs of PYMES.
•	Accompany their growth with training and advice.
•	Listen to its customers with an excellent customer service.

5	Direct and Indirect Environmental Impact: We promote the care of our social environment and the environment, both internally and in our entire value chain.

Our commitment:

•	Use natural resources efficiently.
•	Raise awareness on our collaborators and customers, seeking a multiplying effect in society.
•	Measure our institutional carbon footprint.
•	Manage in a responsible manner all technological, plastic and paper waste.
•	Develop an energy saving program.
•	Go deeper into the analysis of environmental and social risks in the granting of loans.

History

Banco Macro started operating as a non-banking financial institution in 1985, through the purchase of Macro Financiera. In 1988, it was granted the authorization to operate as Retail Bank by the Central Bank of Argentina. From then onwards and up to 1995, Banco Macro operated as a wholesale bank, being a pioneer in corporate bonds issue, mainly acting in the areas of money market, trading of government and corporate bonds and financial services for medium and large companies.

Then, Banco Macro substantially changed its business strategy, focusing on the retail banking in market areas with low level of banking transactions and high growth potential. Following this course, since January 1996, during the privatization process of several provincial banks, Banco Macro started acquiring entities and assets and liabilities of the following banks: Banco Misiones (93%), Banco Salta (98%) and Banco Jujuy (100%).

In December 2001, with a strong position in the northern area of the country already achieved, Banco Macro decided to extend Argentine presence through the purchase of 59.58% of the capital stock of Banco Bansud S.A.; this entity was the leading private bank in the southern territory of Argentina, with significant experience in its area of influence and a large branch network.

In August 2002, Banco Macro acquired 36 branches of Scotiabank Quilmes. The following year, 2003, Banco Macro and Banco Bansud shareholders decided to merge both financial institutions with the strategic objective of creating an institution with presence in the whole territory of Argentina.

In December 2004, maintaining its objective of constant growth and expansion, Banco Macro acquired Nuevo Banco Suquía S.A., becoming the largest private sector branch network in Argentina with the highest coverage in the interior of the country.

By the end of March 2006, Banco Macro´s shares were publicly listed on the New York Stock Exchange (NYSE), being the first Argentine company to be listed abroad since 1997.

4

In May 2006, Banco Macro acquired Nuevo Banco Bisel S.A., incorporating a bank with a strong presence in the central area of the country, allowing us to reinforce our commitment to be a multiservice bank, which chiefly knows and is near the people.

In October 2007, the merger with Nuevo Banco Suquía S.A. was done and two years later, in August 2009, the merger with Nuevo Banco Bisel S.A. was completed.

In September 2010, with the intention of reinforcing the strategy in Buenos Aires area, Banco Macro acquired Banco Privado de Inversiones S.A. from which 95% of the customer portfolio was distributed in the City of Buenos Aires and Greater metropolitan area of Buenos Aires. This was a fundamental step to consolidate the bank´s nationwide position, provide better quality of service and offer more and better products to our customers.

In December 2013, Banco Macro completed the merger with Banco Privado de Inversiones S.A.

Grupo Macro

Corporate Governance

Corporate Governance Guidelines

The Corporate Governance scheme of Banco Macro S.A. is based on its bylaws and the Corporate Governance Policy as approved by the Board of Directors, which takes in all applicable best practices in this matter, which at the same time are applicable to the Bank’s subsidiaries.

Annually we make an integral revision of the Policy, incorporating or making more efficient processes based on the best practices. During this year, we have included specific guidelines as to “Anticorruption Policy” and we have updated information “Transparency Policies”, which allow a better inter-relationship with the inside and the surrounding outside.

Applicable Rules and Regulations

The Bank meets all provisions and requirements established regarding this aspect by the Central Bank of the Republic of Argentina (Communication “A 5201”), the Comisión Nacional de Valores (Capital Markets Act and its regulatory framework, General Resolution 622/13) and the SEC, which also requires the Bank to submit a comparative report or rules and regulations, which we posted in the Investor Relations section of our web page.

5

Ownership Structure

The Bank’s controlling interests are held by three of its shareholders, who have large experience in the financial system and are members of the Bank’s Board of Directors.

The rest of the shares are owned by the Sustainability Guarantee Fund (managed by the National Social Security Administration or ANSeS), several local and foreign investment funds, institutional investors and retail investors.

Board of Directors

The Board of Directors is the top management body and its main function is to establish the Bank’s goals and business and risk management policies, with view towards the Bank’s long-term development and sustainability.

The Board of Directors is currently formed by 11 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

On the other hand, Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has a Supervisory Committee composed of three independent Directors.

Members of the Board of Directors
Name
Chairman Jorge Horacio Brito
Vice Chairman Delfín Jorge Ezequiel Carballo (1)

Regular Directors

Jorge Pablo Brito

Juan Pablo Brito Devoto

Luis Carlos Cerolini

Carlos Enrique Videla (2)

Alejandro Macfarlane (2)

Guillermo Eduardo Stanley (2)

Constanza Brito

Marcos Brito

Emanuel Álvarez Agis (2)

6

Alternate Directors Santiago Seeber Santiago Brito Ernesto Eduardo Medina Nicolás Alejandro Todesca (2) Chrystian Colombo (2)
(1) Absent on leave. (2) Independent Director

Supervisory Committee

Name
Regular Members Alejando Almarza Carlos Javier Piazza Vivian Haydee Stenghele
Alternate Members Javier Rodrigo Siñeriz Alejandro Carlos Piazza Leonardo Pablo Cortigiani

Audit Committee

Name
Regular Members Guillermo Eduardo Stanley Carlos Enrique Videla Alejandro Macfarlane Alternate Member Chrystian Colombo

Control Environment

The Internal Control System is mainly supported by integrity, the moral and ethical values and the capacity of its members, but there are also other aspects represented on the shaping of the operating processes, and mainly, on how such operating processes are managed and controlled, the level of adherence to policies and the compliance with the goals/ objectives arising from the Management.

This system is evaluated on a permanent basis by several players, with the purpose of testing compliance with all legal, regulatory and internal requirements, which ensure proper operation.

In 2014 The Internal Audit Department worked together with the Fraud Risk Management area to identify new risks and plans to prevent, detect and act in case of fraudulent practices and irregular conduct.

Additionally, as every year, we made the SOX certification (Sarbanes-Oxley Act) pursuant to the provisions of the Securities Exchange Commission (SEC), and we performed 2,831 controls, out of which 660 were tested by Internal Audit and the remaining ones, certified by those responsible of the processes. Besides, we observed and inspected the execution of the 660 critical controls.

As to anti-money laundering and anti-terrorism financing, we made revisions in accordance with the requirements of the control entities and we evaluated on an integral basis the companies of Grupo Macro.

7

Code of Ethics and Conduct

The Bank has established a Code of Ethics applicable to directors and top management officers.

The Bank expects all of its employees to act in accordance with the highest levels of personal and professional integrity in all aspects of their activities, comply with the applicable law, discourage any reproachable behavior and abide by the Bank’s Code of Conduct and other policies and procedures adopted by it and regulating its employees’ behavior. This Code of Ethics supplements the Bank’s Code of Conduct.

Banco Macro seeks for a work environment that stimulates responsibility, executive behavior, commitment, results, loyalty, honesty, good communication and team work.

Reaching a pleasant work environment demands basing everyday relationships on mutual respect, trust and cordial and natural treatment, both between colleagues and bosses and vendors and customers, developing all the activities with the highest labor and personal ethical standards.

In this sense, the Code of Conduct is intended to provide the basic standards for all members of the Bank to act in the same way and with the same values when faced to similar situations. The trust offered by shareholders, customers and the public in general depends mainly on the compliance with these standards.

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and interacting with Top Management.

The existing committees are: Executive Committee, Audit Committee, Assets & Liabilities Committee, Risk Management Committee, Recovery Committee, Systems and IT Committee, Internal Audit Committee, Anti-Money Laundering Committee, Personnel Incentive Committee, Ethics and Compliance Committee, Corporate Governance & Designations Committee and Works Committee.

Transparency

The Central Bank of the Republic of Argentina has established, through its Communication “A” 5394 –known as Market Discipline-, a series of information disclosure requirements to be complied with by the financial entities in its relevant web sites, as to capital sufficiency and evaluation processes, risk management and remuneration practices.

Within the framework of our Information Transparency Policy, which is part of our Corporate Governance Policy, we make the commitment to disclose the entity’s risk profile. Consequently, we disclose relevant information to ensure an adequate transparency of our risk management and measurement practices, as well as the capital adequacy.

This information is disclosed to the highest consolidation level of the banking group subject to the minimum capital framework (pursuant to the Revised Text of Minimum Capital Integration and Requirement), and therefore it is presented on an integrated basis for Banco Macro and its subsidiaries (Banco del Tucumán S.A., Macro Bank Ltd., Macro Fiducia S.A., Macro Securities S.A., Macro Fondos S.A.).

8

Description of Business

Business Model

Based on the Framework prepared by the International Integrated Reporting Council (IIRC), the business model adopted by Banco Macro S.A. identifies the capitals3 necessary for the Bank’s development as well as those that generate impact for the entity and its groups of interest. These resources are, together with the strategy, values and corporate culture focused on sustainability, those that create economic, social and environmental value.

The result of these capitals are the actions, processes and programs that we develop during the year and communicate in this Report with quantitative result indicators.4 In this way, the construction of value is transversal to the Bank from an integral management.

Business Strategic Goals

For the year 2014 we set out the following goals:

•              Maintain our market share in credit facilities oriented to consumer financing, with a sustained leadership of the portfolio of personal loans, as well as a sustained growth in Credit Card portfolio.

3 Capitals described in this model are not all capitals, but only some examples. See the chapter on Scope of this Report for additional information.

4 To know the relationship between the published information and the capitals of the IIRC model, see the chapter on Scope of this document.

9

•              Continue granting funding to the Private Sector, thus contributing to the economic development of the regions where we operate, in transactions with good repayment capacity and proper guarantees.

•              Increase funding to companies through a broad offer of credit products that meet the profile and needs of each customer, especially the micro business, small business and agribusiness segments, making the most of the advantages that our extensive nationwide network of branches gives us.

•              Define in all management departments sustainability and reputational goals in order to monitor year to year their improved performance5.

Support in achieving goals

•              We keep on strengthening the level of satisfaction of our customers as to the services we deliver as our main customer loyalty tool.

•              We developed further the branch network management model, and enhanced the development of the network with new openings, improving regional business opportunities, and segmenting the points of service and sale, in accordance with the specific characteristics and needs of our customers.

•              We continue to optimize operating effectiveness in branches to provide more and better services to our customers, by adding Loans through Home Banking to those already existing, loans through Automated Teller Machines and Phone Banking services.

•              We consolidated the development of the different alternative service channels, making different means available to Customers, so that they can carry out their financial transactions without any time restriction, at their convenience, simply and safely.

•              38 sustainability goals managed by different departments and more than 200 reputational improvement actions programed for central and regional areas.

Macroeconomic Context

Global economy showed a 3% expansion, slightly lower than the pace between 2010 and 2013, which was 3.4% annually in average. This indicates that developed countries continue to show a slow recovery process, while emerging countries show a slowdown trend.

U.S.A. grew by 2.3%, similarly to post-crisis years 2008/2009, showing more vigor since the second semester due to the lessening of families’ debt relief, and the resulting recovery of internal expenditure on account of improved employment.

Europe went from a slight downturn in 2013, to a very small improvement, reflecting a more active private sector, even under the tax adjustment process for the stabilization of the public debt, which began in 2009.

China, with a growing participation, reached 12% of the global GDP after expanding to 7.4% yearly. The economic process, driven by credit, sustained the internal market and, combined with migration to cities, was the fuel for global demand for raw materials.

Latin America, participating with a 7.5% of the global GDP, showed a slowed down pace compared to that kept during the last few years, along with a fall in the price of commodities and Brazil’s slowing down, which provided 41% of the regional GDP.

Brazil’s growth markedly slowed down due to lower productivity, increased public expenditure, and a lower tax surplus, which kept inflation high, and this caused the outflow of capitals and cut the positive inflow of investments from previous years. Brazil grew by 0.5% after having an annual mean of 3.5% between 2003 and 2013.

5 See the table of contents in Exhibit I to find more about 2014 goals.

10

In the external context, along with the dynamics typical of macroeconomic unbalances, the actual GDP of the Republic of Argentina showed an expansion close to 0% during 2014.

In the last months of 2013, the Government initiated an external risk mitigation process through a faster foreign exchange adjustment pace, which ended in a 23% devaluation during January 2014.

The local economy slowdown, along with the smaller demand from the main commercial partners, resulted in a reduction in commercial surplus and volume, the main source of foreign currency offer.

The commercial balance of 2014 reached USD 6,687 million, 16% lower than the previous year; exports totaled USD 71,935 million, and imports reached USD 65,248 million.

Exports dropped by 12% in value due to the fall in prices and volume of 2% and 100%, respectively. Reduction in volumes was mainly found in industrial exports –mainly cars to Brazil–, primary sales, and energy sales.

On the other hand, imports dropped by 11%, resulting from a 1% fall in prices, and an 11% fall in volumes. The restriction on purchases and foreign payments situation –especially as regards consumer goods and cars–, led to a drop in all categories. Economic slowdown reduced energy purchases for the first time in the last 5 years, while consumables purchases decreased due to local substitution.

11

		12 months
		Million USD
Exports	Primary	MOA	MOI	Fuel	Total
2013	18,655	28,938	28,408	5,659	81,660
2014	14,977	28,153	24,145	4,660	71,935
Value Var.	-20%	-3%	-15%	-18%	-12%
Price	-12%	-1%	2%	-5%	-2%
Quantity	-9%	-2%	-17%	-13%	-10%

Imports	Capital Goods	Raw Materials	Cons.+Automobile	Fuel	Total
2013	28,064	19,515	14,733	11,343	73,655
2014	25,083	18,754	10,507	10,904	65,248
Value Var.	-11%	-4%	-29%	-4%	-11%
Price	2%	-2%	0%	0%	1%
Quantity	-12%	-2%	-29%	-4%	-12%

MOA: Manufactured products of agricultural origin

MOI: Manufactured products of industrial origin

The combination of lower commercial balance associated with the services deficit (public and private interest, dividends, tourism, etc.) maintained the Goods and Services Gain/Loss as a deficit, though lower than in the previous year.

Even with such lower deficit, reserves improved slightly (USD 844 million) in the year due to the activation of the SWAP with China, along with other financial lines (country-country) agreed for the reinforcement of the BCRA external position.

In contrast with private contraction, the National Government maintained the expansive tax policy direction along with improved tax collection.

Tax collection reached ARS 1,169.7 billion, growing 36% yearly, and with the tax pressure reaching 26.6% of the GDP, the maximum of the last decade.

On the other hand, primary expenditure grew by 43% in the year, totaling ARS 1,061.5 billion, based on the utilities subsidy policy, and capital expenditure. National public expenditure including paid interest reached 25.8% of the GDP.

12

Thus, there was a primary and financial deficit of ARS 38.3 billion, and ARS 109.7 billion, respectively. Both of them grew compared to those reported in 2013.

Continuing with the debt relief policy, the BCRA funded the National Government for its internal deficit in pesos (primary deficit and interest in national currency), which meant a larger currency issue with foreign currency from reserves (interest in dollars).

Monetary Market and Financial System

Throughout the year 2014, monetary aggregates grew at a pace slower than that of the nominal6 GDP estimated at 29%, which caused a slight demonetization of economy.

The Monetary Base, private M2, and M3 rose by around 22% yearly on average, some 7 points below the nominal GDP.

Such results were the consequence of the change in the implemented monetary policy, which was expansive between 2010 and 2013, and then moderate after devaluation according to the tax unbalance management and the level of reserves

6 Estimated at 29%. Actual GDP 0.4%+ IPI [Implicit Price Index] 28.4%

13

The decrease in the Monetary Base creation pace was accounted for by the strong placement of BCRA debt instruments (Repurchase Agreements and Lebacs), which absorbed 62% of the expansion derived from tax assistance to the government7 and the purchase of foreign currency from the private sector.

	Monetary Base			Expansion Factors			Purchases Reserves			Hedging
	Avg.				Foreign	BCRA	Billion
	Dec	Var. %	Var. ARS	Govt.	Currency	Bonds	USD	Var.	Stock	Res. /MB
2007	96	25%		-5	32	-7	10	14	46.2	150%
2008	106	10%	10	-8	-3	21	-1	0	46.4	149%
2009	119	11%	12	0	13	-1	3	2	48.0	154%
2010	156	32%	37	19	46	-28	12	4	52.2	133%
2011	210	35%	54	39	13	2	3	-6	46.4	95%
2012	292	39%	82	60	41	-19	9	-3	43.2	72%
2013	362	24%	70	109	-33	-6	-5	-13	30.6	54%
2014	443	22%	81	181	33	-133	6	1	31.4	61%

Source: BCRA

The BCRA reserves totaled USD 31,443 million by the end of 2014, increasing by USD 844 million, as a result of the purchase of foreign currency from the private sector in the amount of USD 5.9 billion, swap transactions with China and purchase of Lebacs in dollars, which contributed USD 3 billion, and notes for USD 8 billion used to tackle the tax deficit in dollars and payment of the debt.

Consistently with the lower growth of aggregates, the financial activity slowed down. Dual currency deposits and credits grew by 26% and 20%, respectively.

Financial system liabilities and assets reached 22% and 15% of the GDP respectively, and financial penetration remained stable, even in the context of economic slowdown. Such ratios continue to be very much below those reached by other financial systems in the region.

7 It includes deficit for Lebac interest.

14

As regards deposits, 2014 the trend observed in the last few years continued throughout 2014, as there was a higher growth of private sector deposits compared to public sector deposits, as a result of the permanent tax deficits of the National Government and the provinces.

Private deposits rose by 29% (71% of the Financial System), totaling ARS 684 billion, and public deposits rose by 18%, reaching ARS 227 billion.

Total private deposits in pesos (91% from private sector deposits) increased by 28%, where demand deposits (checking account and savings account) grew by 30%, and time deposits rose by 26%.

As regards profitable assets, the financial system grew in total loans by 19%, and at the same time doubled its Lebac holdings, totaling ARS 617 billion, and ARS 198 billion, respectively. The Lebac-Loan ratio increased from 19% in the year 2013 to 32% in the year 2014.

Private loans, 94% of the total, totaled ARS 577 billion, thus increasing by 20%, which shows a marked slowdown compared to the previous years, on account of the brake on growth and the rise induced by the BCRA after the January devaluation.

Within private loans, the consumer segment (personal loans, and credit cards) led placements, growing by 27%, while loans to companies only rose by 19%.

			DEPOSITS							LOANS				Lebac FS
		Private				Public Total			Private				Public	Total	Total
billion	Demand Time		Total	USD	Total	Total	Commer.		Cons.	Guar.	Total
Dec-10	113	93	206	11.5	250	111	361	94	66	30	19	G1	20	211	51
Dec-11	144	125	269	12.1	316	124	439	139	99	44	282		27	310	23
Dec-12	196	185	381	7.8	410	161	571	176	132	58	366		35	401	75
Dec-13	247	242	489	6.7	529	193	722	223	181	75	479		41	520	98
Dec-14	320	304	624	7.2	684	227	911	266	230	81	577		40	617	198

2010	35%	28%	32%	15%	29%	63%	38%	44%	38%	17%	37%		17%	35%	17%
2011	27%	34%	30%	5%	26%	12%	22%	48%	49%	46%	48%		35%	47%	-55%
2012	36%	48%	42%	-36%	30%	30%	30%	27%	34%	30%	30%		27%	29%	227%
2013	26%	31%	28%	-14%	29%	20%	26%	27%	37%	31%	31%		18%	30%	32%
2014	30%	26%	28%	7%	29%	18%	26%	19%	27%	8%	20%		-3%	19%	101%

15

Throughout the year 2014, the BCRA strengthened the credit line for productive investment [LIP8] policy, with the LIP stock reaching ARS 123.4 billion, equivalent to 21% of the total private sector loan portfolio.

Furthermore, the BCRA introduced a maximum reference lending rate scheme for the consumer (credit cards and personal loans) and loans secured by pledge segments, as a mechanism to encourage credit demand.

Systemic liquidity (Cash + Repos and Lebac Holdings) rose from 33% to 45% compared to deposits in December 2014, due to the rise in Lebac holding by the Financial System.

Interest rates also rose in the year, being the balancing entry to the deceleration of money supply.

Throughout the year, the borrowing rate gradually decreased due to the excess of funds. The BCRA established a regulation mechanism, and fixed a minimum borrowing rate for depositing customers with time-deposit holdings of less than ARS 350 thousand. Such rate was fixed based on the Lebac rate of the shortest tranche paid by the BCRA.

The financial system showed changes in its operation resulting from the monetary and sectorial policies defined by the BCRA. There was an increase in monetary absorption assets along with the limits on financial and non-financial income related to the search for greater financial penetration and “bankarization” in the economy.

Consequently, the financial system soundness was increased. Positive results have been achieved for nine years so far, with Shareholders’ Equity amounting to ARS 168.1 million this year, showing a 38% increase, and exceeding by 89% the minimum required by the BCRA.

The solvency of the financial system would make it possible to deal with contingent scenarios of economic volatility.

	Unit	2006	2007	2008	2009	2010	2011	2012	2013	2014

Assets	Billion ARS	258.4	298.0	346.8	387.4	510.3	628.4	790.0	1,004.9	1,341.3

Private Loans	Var. %	26%	29%	41%	12%	35%	47%	30%	30%	19%

Liabilities	Billion ARS	225.4	261.1	305.4	339.0	452.8	558.3	699.2	883.1	1,173.2

Deposits	Var. %	24%	21%	14%	14%	38%	22%	30%	26%	27%

Shareholders’ Equity	Billion ARS	33.0	36.8	41.4	48.3	57.6	70.1	90.8	121.8	168.1

Gain or Loss	Billion ARS	4.3	3.9	4.8	7.9	11.8	14.7	19.4	29.1	45.9

ROA	%	1.9%	1.5%	1.6%	2.3%	2.8%	2.7%	2.9%	3.0%	5.6%

ROE	%	14.3%	11.0%	13.4%	19.2%	24.4%	25.3%	25.7%	26.2%	45.7%

Private Portfolio Irregularity	%	4.5%	3.2%	3.1%	3.5%	2.1%	1.4%	1.7%	1.7%	1.8%

Leverage-Liabilities/ Shareholders’ Equity	Times	6.8	7.1	7.4	7.0	7.9	8.0	7.7	7.3	7.0

Source: BCRA

8 Spanish Abbreviation for Línea de Crédito para Inversiones Productivas.

16

Corporate Banking

Strategies and Actions

For the fiscal year 2014, our commercial action strategy was mainly focused on achieving the following goals:

•            Dealing with all segments of corporate banking customers, especially the micro-business, small-business and agribusiness segments, taking advantage of the benefits that our extensive network of branches offers to us nationwide.

•            Increasing funding to companies through a wide offer of credit products tailored to the profile and needs of each customer, and generating sustainable business deals which make our customers’ life easier.

•            Contributing to the economic development of the regions in which we operate, in transactions and operations with a good repayment capacity and proper guarantees.

•            Strengthening the sale of transactional products to companies, focusing on payment and collection services provided to medium-sized and large companies, and on Foreign Trade.

•            Maximizing profitability by taking advantage of new business opportunities with existing and new customers, ensuring financial margins, increasing fee income, and continuing with cross selling commercial actions and building up our customer value chain.

•            Consolidating the atomized growth of funding sources.

•            Consolidating the Cash Management service model, distinguishing the wholesale sector (Corporate Banking and Megra [Medium- and Large-Sized Companies] Banking) from the retail sector (PYMEs [Small- and Medium-Sized Companies] and Agribusiness Banking).

Corporate Banking Situation

Like in previous years, the goals set for 2014 were to continue consolidating our leadership position in the corporate business, achieving a growth rate above the average rate in the banking system as regards the loan and deposit portfolio, and furthermore to increase, by means of crossed actions, the sale of associated transactional products.

In this respect, the following was fundamental:

•            Consolidation of the decentralized corporate service model, and its corresponding management structure in the network of branches.

•            Strong support, like in previous years, to Small Companies, mainly in the Small- and Medium-Sized Companies and Agribusiness segments.

•            The constant search to improve our offer of products and services, in order to adjust them to the needs of each segment and meet the highest standards of quality and service.

17

•            To strengthen the loyalty of our customers through new sales of products and services that meet the financial and transactional needs of each company, and through the generation of mass placement campaigns for micro-businesses and small companies.

•            To maintain the sustained growth of our portfolio of Demand and Time Deposits.

In 2014, the loan portfolio of Corporate Banking (Small- and Medium-Sized Companies, Micro-Businesses, Megra [Medium- and Large-Sized Companies] and Agribusiness segments) showed again significant results, and reached a 16.9% accumulated growth in the loan portfolio.

This improvement was driven by the increase in loans secured by pledge (31%), Discounted Checks (35%), Construction Stage Completion Certificates (39%), Credit Cards (63%), and Warrants (50%).

Like in the previous year, the contribution of the Small- and Medium-Sized Companies segment was fundamental, which showed a 22% growth.

The deposit portfolio showed a favorable performance, mainly in local currency deposits, which grew by 28%, and allowed to mitigate the lower growth of balances in US dollar accounts. In this respect, deposits (Small- and Medium-Sized Companies, Micro-Businesses, Megra [Medium- and Large-Sized Companies] and Agribusiness segments) rose by 27% in 2014, thus exceeding the performance of financing granted, and allowing to improve the sound relationship between loans and deposits.

Composition of Corporate Banking Portfolio	2014	2013
Corporations	0.8%	0.7%
Medium-sized companies	2.5%	2.5%
Small- and medium-sized companies [PYMEs]	20%	19.4%
Micro-businesses	56.1%	56.8%
Agribusiness	20.5%	20.6%

18

% of Corporate Customers by region	2014
Jujuy	2.74%
Argentine Northeast (NEA)	4.84%
Salta	5.99%
Tucumán	2.25%
West	4.31%
Patagonia	3.17%
Buenos Aires	20.04%
Córdoba	23.19%
Santa Fe	33.47%

Agribusiness Banking

For this segment, the year 2014 was less problematic in climatic terms than the preceding year, which favorably impacted on the yields of traditional crops. In those areas with a greater production potential, there were yields in accordance with historical averages, though no record was broken. Some areas managed to reverse the bad yields of the previous two years.

In spite of that, the sector continues to be subject to tax measures and export controls, which affects its overall profitability, for which reason the dynamism of the activity has reached a plateau.

We continued to assist our portfolio of almost 15,000 agribusiness customers, by increasing working capital financing, and more importantly, supporting the level of investments along the agribusiness chain. Furthermore, in the IV and V tranches of the Credit Line for Production Investment, more than ARS 578 million was paid off in 964 investment projects.

The good management of MacroAgro Cards made the product growth cycle continue, by improving effectiveness in the activation of accounts, as well as increasing the volumes of consumption and portfolio balances by 51% and 62%, respectively, thanks to the continuous commercial management of new alliances.

Small- and Medium-Sized Company (“PYME”) Banking

In the decentralized corporate service model, we can observe in “PYME” Banking the best reflection of its results. Our wide Network of branches allows us to get to the Small Companies and Micro-Businesses located nationwide, positioning us as leaders of the market in the main regions of the provinces.

In 2014, the credit portfolio of “PYME” Banking grew by 22%. The most significant increase was observed in discounted checks, loans secured by pledge, and other advances.

Under the framework of the Production Investment Credit Line, the Bank managed to finance successfully investment projects to more than 1,500 companies, for a total amount of ARS 935 million. In this respect, the Bank’s strategy was fundamental, which consisted of allocating almost 76% of the funds for the financing of the “MiPyme”9 segment, seeking to get to a greater number of customers with a wide offer of products under a quick approval system.

As regards the performance of the Bank’s liabilities, we should highlight the importance of Small Companies and Micro-Businesses as a source of funds, which reached a 37% year-on-year growth, and contributed 66% of the total deposits of Corporate Banking.

9 “My Small-/Medium-Sized Company”

19

With the aim of providing the best service to our customers, during 2014 we consolidated the Macro PYME XXI package, designed to satisfy the requirements of our “PYMEs”, since it provides for transactional services and flexible credit lines. This year, the Macro PYME XXI package was delivered to 10,063 companies. Furthermore, “Prenda ágil” (Expeditious Pledge) incorporated in 2013, reached 186 transactions in 2014, for a total amount of ARS 57 million, thus fulfilling the expectations, and becoming a highly useful tool, for the financing of vehicles and agricultural machines for our “PYMEs”.

“Prenda ágil” (Expeditious Pledge)
Segment	Amount	Number of transactions
Agribusiness	2,406,446	10
Micro-businesses	32,200,915	108
Small companies	13,512,216	44
Shareholders	523,800	2
Grand total	48,643,377	164

Other productive lines

We continued to finance Imports and Exports for a total amount of USD 33,984,434. In turn, we granted confirmed Import Letters of Credits for € 370,335 and USD 33,313,671.

We issued a credit line so that contractors for the company ENERSA (Energía de Entre Ríos S.A.) could acquire new vehicles or machinery, and we continued to offer credit lines for the reactivation of production and for the promotion of regional exports in connection with the Consejo Federal de Inversiones10.

Consejo Federal de Inversiones Line
Segment	Original amount Sum
Agribusiness	2,769,532
Retired/Pensioners	135,000
Over-the-counter market	1,823,560
Micro-businesses	2,375,000
Small companies	1,644,120
Salary Plan	2,094,400
Professionals and Business	8,263,498
Grand total	19,105,110

10 An entity created among all the Argentine provinces under a Federal Pact, whose mission is to promote the harmonious and integral development of the country in order to improve the living conditions of its inhabitants.

20

Personal Banking

Strategies and Actions

The strategic goals defined for Personal Banking have been satisfactorily achieved. We have continued with the participation in the market of the lines oriented to the financing of consumption, maintaining a sustained leadership and the competitive positioning of the portfolio of personal loans, as well as a significant growth in credit cards.

Along that line, and in pursuit of continuing to grow in the credit card market, we intensified actions tending to achieve an increase in total consumption and assets. The credit quality of the portfolio was maintained through the optimization of the relationship between risk and benefit with respect to our customers. Furthermore, we enhanced the use of our customers’ information as a tool to generate better commercial sale and loyalty development actions, and improved operations to prevent delays in payment.

Worthy of mention is the fact that we were able to consolidate the increase in number of customers in the entire developed segment, which now amounts to more than 150,000 customers, and this represents 6% of the total portfolio.

Personal Banking in Figures

As a result of these actions, the Personal Banking loan portfolios grew by 21% in 2014, thus the Bank remained in the second place among the financial system institutions, due to the volume of its portfolios of personal loans and credit cards. The greatest growth occurred in the following segments: Public Salary Plan, 27%, the Retired, 25%, Professionals and Business, 22%, and Private Salary Plan, 11%.

As regards the Personal Banking deposit portfolios, there was a 29% growth during the same period. Demand deposits increased by 20%. The greatest growth occurred in the Public Salary Plan segment (26%); these deposits increased by 21% in the Private Salary Plan, 19% in the Retired segment, and 14% in the Professionals and Business segment. As regards time deposit portfolios, there was a 35% increase; these deposits grew by 39% in the Private Salary Plan, 39% in the Retired segment, 34% in the Public Salary Plan, and 29% in the Professionals and Business segment.

The implemented actions, and the coordination of such actions based on the potentiality of each of the regions where the bank operates, made it possible for the growth in the loan and deposit portfolios to be that expected.

Products

•            Personal Loans

During 2014, this portfolio grew by 16%, which represents a net increase of ARS 2,200 million.

21

This portfolio growth was strengthened by the increase in the Public Salary Plan and the Retired segments, which grew by 19% and 32% respectively.

These figures allow us to reach a 14% market share as a group, achieved as a result of our continuing with the mass communication strategy started in 2013. In addition to the communication tools already used, mainly based on mobile devices, we included the Pre-Approved Loan notice, through an alert on the Bank’s Homebanking page.

With all these tools, we were able to send around 17,000,000 communications to inform about Pre-Approved Loans.

With the aim of improving the service and streamlining the granting of Loans, we developed internal campaigns to encourage lending through automatic channels. Lending amounted to above ARS 500 million through those channels, which represents an increase of more than 150% compared to the previous year.

•             Credit Cards

The year 2014 shows again a strong growth in consumption, which exceeds 43%, while assets increased by 35%.

Credit cards were issued in connection with around 250,000 accounts. This amount is below the number of account-connected credit cards granted in the previous year, as a consequence of our decision to reduce the issue of credit cards through the marketer channel. We have redefined this strategy, and put our efforts in the professionalization of credit card sales. We estimate that the results of this conversion will be obtained around the middle of 2015.

Given this lower-acquisition scenario, Banco Macro redirected its strategy to an aggressive telemarketing action program designed to improve indicators, the most outstanding of which are the following:

o             Activation of the product.

o             Increased consumption.

o             Cross selling and product upgrade actions

o             Actions tending to prevent the loss of customers.

o             Actions to increase mass and focused limits.

The implementation of recurring actions involving approximately 70,000 contacts impacted heavily on the use of credit cards, which made us observe, through the average consumption of around 2,840 per account, a 46.5% growth of this indicator.

We implemented a strong strategy for getting customers to opt for the credit card e-statement (our electronic credit card statement), which made possible a considerable increase in the number of accounts held by those who chose this option from 100,000 to 360,000 accounts. Additionally, we worked to achieve greater efficiency and saving in the service, and better tools, giving us the possibility of building customer loyalty through the communication of promotions and benefits.

22

E-statement option chosen	2014	2013
Membership
Customers subscribed to the service (i)	443,185	359,782
Customers holding accounts	329,138	320,844
Customers holding credit cards	265,940	173,668
Accounts
Checking account	9,884	9,774
Savings account	140,379	136,010
Packages	225,977	190,596
Cards
Visa	226,271	145,043
Master	114,447	51,359
American Express	9,421	4,433

(i) Membership may refer to more than one product.

Loyalty, MacroPremia [Macro Rewards], and Aerolíneas Argentinas programs have exceeded by 10% the expected membership goal. In 2014, 750,000 customers participated in the MacroPremia program, and we got 45,000 customers who enrolled in the Aerolíneas Plus program.

As regards the portfolio performance, it became the most outstanding aspect. During the last quarter of the year, there was an increase in the outcome above 130% compared to the same period of the previous year. This was achieved through a strong strategy which consisted of increasing fees and reducing funding costs which did not affect the business volume.

Furthermore, in the last quarter, we launched the American Express Platinum product, which was optimized through an incentive agreement achieved in 2014.

We will continue to be focused on the optimization of the product profitability with savings in processing. We plan to shorten deadlines, in both e-statements and paper statements, so as to optimize float time and its corresponding impact on profitability.

Additionally, we will begin to conduct micro-segmentation actions with an internal development, intended for activation actions, increase in consumption, holding of the product, and for making the product profitable. These actions will be focused on enhancing a segment/product model so that it will be more efficient and consistent with improving the customer’s experience.

•             Debit Cards

This product occupies a prominent place within the strategy aimed at generating a greater transactional relationship with customers, which encourages the use of the accounts. Its supplementary objective is the development of checking account balances by reason of the growth in deposits in transactional accounts, which thus increases the base of demand deposits.

Because of this strategy, the transactional level showed a 45% increase in the monetary volume of purchase operations, and exceeded by 2 points the Visa system growth for the same period. It should be mentioned that the number of purchase transactions grew above 15% in the year. Both improvements are the result of the implementation of promotional actions and benefits for different segments of customers in different areas according to their needs.

The number of Debit Cards currently exceeds 2,406,250, representing a portfolio growth of approximately 6.5%.

23

•             Retail funding and investments

Within the framework of regulation “A” 5640, the Bank adjusted its systems and circuits to provide its customers with the possibility of making transactions at regulated minimum rates.

Furthermore, for those transactions to which such regulation does not apply, we continued to implement the policy of properly paying interest on Time Deposits, which allowed us to retain 10% of the market of deposits of less than one million Argentine pesos.

The commercial strategy included the development of the “Professionals and Business” segment, with two new products available to it: Valora Comercial and Selecta Comercial.

Finally, among the investment alternatives during the year, we continued to work on inquiry and Mutual Fund purchase multi-channeling.

Supplementary Services

•             Accounts and Packages

Accounts and Packages constitute one of the main “promoters” of fee income, and for this reason, we have worked on the life cycle of packages, by promoting loyalty development actions, and the retaining of our products.

Furthermore, the use of the Debit Card was strongly encouraged and driven through an integral offer of products and services to the new segment from the program “Acá nomás” (Right Here), additionally with actions for the promotion of differential benefits for the entire portfolio of packages: discounts on fuel, hairdressing, cinema and theater tickets; promotions at pharmacies for retirees, amongst others.

Within the context of the business optimization project, we continued working intensively on a gradual process of migration from paper statement to digital statement.

•             Insurance

As regards insurance, the business continued to grow during 2014, maintaining the leadership achieved in the individual customer insurance banking market.

To improve the offer, we implemented new products especially designed to provide a customized service to customers from certain segments, such as, “Protección en Vía Pública Plan Premium” [Street Protection Premium Plan] for the Selecta segment, and “Macro Comercio” [Macro Business] for the Professionals and Business segment.

In short, the total actions performed throughout the year contributed to the growth of the stock to around 10% in the number of policies, in addition to the increase in the commissions earned, the result of which was remarkably higher compared to the previous year.

24

•             Products and services with social value

In 2014 we continued to work for greater tax formalization, accessibility and good understanding of the financial products.

- Social Card: Together with UOCRA11, we offered to a traditionally “non-bankarized” segment the opportunity to have access to loans at competitive rates. 56 million active cards, 10 million new members in the year, ARS 80 million in consumption.

- UOCRA social network: 766 active accounts per month on average, ARS 8,642,900 in accumulated consumption, 30 new members in the year.

- Personal Loans in municipalities: A new agreement with the Municipality of General Juan

Madariaga was signed. In addition, 4,323 customers received loans totaling ARS 166 million; the average loan amount was ARS 38,400.

- Insurance for education: The volume of the portfolio was around 3,500 policies.

-	Payment protection insurance: In the event of unemployment or disability. The portfolio volume was around 130,000 policies.

-	Loans for Natural Gas facilities: 2,521 new homes were connected to the gas network thanks to the financial aid of ARS 14.1 million, mainly in the province of Tucumán.

-	Free Universal Account: 7,201 customers were the beneficiaries/owners of the product issued by the BCRA.

-	Loan line for beneficiaries of the universal child allowance: 8,289 loans in the amount of ARS 20.3 million.

-	Loan line through ATMs: 50,273 loans in the amount of ARS 256.7 million.

-	Loan line through MacrOnline: 5,556 loans in the amount of ARS 49.8 million.

-	Telephone loan line: 8,436 loans in the amount of ARS 91.5 million.

- Rapicompra loan line: 7,413 loans in the amount of ARS 40.9 million.

- Banking and financial products: The Bank’s insurance offer was adjusted so that a product consistent with the market need can be provided. Furthermore, in order to protect the retired, we continued with the marketing of Personal Accident and Burial insurance; to protect minors, Macro Education insurance; and to cover unemployment and disability, Payment Protection insurance.

In March, we bankarized 8,000 beneficiaries from “Plan Progresar”, the national program supporting students between 18 and 24 years old. Nowadays, the Bank has 25,176 beneficiaries.

11 Argentine Construction Workers Trade Union.

25

Actions by segment

•             Mass Segments

We have applied different strategies for the development of the Retired and Salary Plan segments, and we have created a new segment named "Professionals and Business".

For the Retired segment, the number of beneficiaries who are paid their salaries in the Bank remained at 615,000. We continued with the financial education program "Animate a Aprender” [Give yourself the chance to learn] already implemented in 28 branches of 5 regions of the country: Tucumán, Salta, Jujuy, Mendoza and Buenos Aires, and which also benefited 122,899 retirees who were trained in the use of ATMs, as well as in the use of the debit card and its benefits. Furthermore, during 2014, and in association with Fundación Educando, we trained more than 430 elderly individuals in the use of computers in San Pedro, Jujuy, also including a financial education module linked to bank transactions.

Additionally, we sent direct marketing pieces to welcome the new retirees whom were allowed access to exclusive benefits.

Along this line, we organized campaigns to encourage the use of debit cards, conducting actions in stores frequently attended by the segment. These campaigns allowed 71% of the Retired to use the Automated Teller Machine, and 36% to make purchases with the debit card, thus contributing to increasing the channel value by 15%.

As regards service in branches, the Bank has 24 specialized payment centers for the retired, and proper infrastructure for their mobility (non-slip floors, special bathrooms, and exclusive seats) and 450 additional branches for general service, distributed throughout the country, with specific benefits for this specific public, and special building characteristics:

•    Specific cashier’s desks for the retirees to receive their pension.

•    Survival statement renewal window.

•    Unlimited and free-of-charge withdrawal of money up to the pension amount, at any ATM.

•    TV monitors and screens playing informative videos about the Bank and the ANSES [Argentine Social Security Administration].

The Retired Segment	2014	2013
Number of retirees who received loans (1)	176,272	184,412
Total amount of loans (2)	2,214	2,193
Total amount of pensions paid (2)	3,324	2,523
Number of centers	24	24
Number of retirees served in these centers per month	160,873	158,776
Number of retirees served in the year	549,461	500,564

(1) Individuals/retirees who got a loan

(2) Amount in millions of Argentine pesos

With regard to the Salary Plan segment, actions with our corporate customers, and the new system for grading agreements and their employees, enabled us to make new salary plan agreements, and consolidate our relationships with corporations, medium- and large-sized companies to which we are providing the salary payment service. These actions, along with the tasks conducted in each group of companies and region where they operate through our network of branches, have generated an annual growth of 7% in current agreements, and 4% in salary payment service agreements, which allowed a growth of 21,000 salary plan customers and resulted in a 35% increase in the segment value. Thus the new service model that the Bank has been developing for the last few years is now consolidated, which enables us to know our corporate customers better, and connect with their Human Resources areas through invitations to Exclusive Events, special Proposals tailored to the specific characteristics of the company, its payroll, etc.

26

During 2014, we developed the new segment "Professionals and Business" primarily aimed at individuals engaging in commercial activity (traders, freelance professionals, service providers and producers), enhancing products and services that meet their credit and investment needs.

This allowed us to get to a total of 202,000 customers in the segment, attracting new customers, and providing an offer according to their profile.

Selecta Segment

During 2014 we launched the new brand and image of Banco Macro High Value banking, which we named “Macro Selecta”. This involved a redefinition of the layout for Centers and Spaces in branches, a new service and management model for these customers.

The High Value customer portfolio was defined under segmentation parameters, which resulted in the initiation of the application of banking precise metrics. Having identified the High Value customer portfolio, we began to plan the opening of Macro Selecta centers and spaces throughout the country.

The plan provides for personalized multi-channel service for these customers, under the premise that they should be identified in all the service channels that the Bank already has, and in those it will develop, with those customers receiving exclusive assistance in each of them.

As part of the strategy of the Bank to provide exclusivity, we created Macro Selecta Privado for our best customers to be assisted and served as an executive 24 hours a day, 365 days a year, thus making a competitive difference in the financial market.

Macro and its collaborators

Banco Macro Works to deliver a beneficial, inclusive and safe work environment to its employees, promoting both their personal and professional development.

Human Capital in numbers	2014	MEN	WOMEN
Total collaborators	8,641	5,415	3,226
By antiquity
Less than 5 years	2,046	1,138	908
Between 9 and 5 years	1,331	642	689
Between 10 and 14 years	645	375	270
Between 15 and 19 years	1,421	815	606
Between 20 and 24 years	1,147	869	278
Between 25 and 29 years	702	544	158
More than 30 years	1,349	1,032	317
By professional category
Top Management	22	19	3
2nd Line Management	52	43	9
Chief/Supervisor/Branch Managers	2,064	1,546	518
Analyst/ Officers	3,224	1,677	1,547
Rest of the Staff	3,279	2,130	1,149
By age range
Below 30 years old	1,304	684	620
Between 30 and 50 years old	4,741	2,787	1,954
Above 50 years old	2,596	1,944	652
Other indicators
Average Seniority	15.67	17.37	12.82
Average Age	43.21	45.00	40.23

27

Collaborator breakdown by region and gender
Collaborators in the City of Buenos Aires and Buenos Aires Greater Metropolitan areas. - Men	13.91%
Collaborators in the City of Buenos Aires and Buenos Aires Greater Metropolitan areas. - Women	10.02%
Collaborators in the interior of the Country – Men	48.76%
Collaborators in the interior of the Country – Women	27.31%

Collaborators in Central Areas & Branches breakdown by gender
Collaborators in Central Areas - Men	25.05%
Collaborators in Central Areas - Women	14.30%
Collaborators in Branch Network – Men	37.61%
Collaborators in Branch Network – Women	23.03%

28

Staff distribution by professional category & age range	BELOW 30 YEARS	BETWEEN 30 AND 50 YEARS	ABOVE 50 YEARS
Top Management	0	11	11
2nd Line Management	1	28	23
Chief/ Supervisor/ Branch Managers	52	1,181	831
Analyst/ Officers	759	1,875	590
Rest of the Staff	492	1,646	1,141
TOTAL	1,304	4,741	2,596

Employee turnover (i)	Employees joining the Company	Employees leaving the Company	Turnover Rate
Women	174	130	9.49%
Men	236	208	8.22%
Total	410	338	8.69%

(i) Based on an average staff of 3205 women and 5401 men.

Hiring in 2014
Total hirings	410
By region
City of Buenos Aires and Greater Metropolitan Areas of Buenos Aires	162
Other Regions	248
By gender
Men	236
Women	174
By age range
Below 30 years old	255
Between 30 and 50 years old	152
Above 50 years old	3

Commitment to human capital

As to our commitment to development, during 2014 Banco Macro opened branches in the districts of Malargue, San Salvador (Entre Ríos), Villaguay, Cerrillos and Lomas de Tafi, giving priority to the incorporation of collaborators born in such places. In 2014 we carried out the following actions:

-            Generation of 410 hirings.

-            Making of 115 internal searches and 204 employee promotions, in which we forward internal growth the Bank being self-sufficient in filling positions.

In addition, we started a revision of all processes transversely affecting the entire organization to line them up with the vision and principles of Banco Macro. In 3014 we implemented the new selection, induction process and we started with the evaluation process, while the Bank defined the priority on the next ones to be revised in 2015.

29

Employee development and training

In line with the cultural change that seeks to professionalize and boost the entity’s growth as well as that of its people, Banco Macro moved forward with its training and integration program both with in-person and distance courses. In this respect, the entity invested more than 114,000 man-hours in training actions and kept on driving Development Programs focused on management and on key profiles: Liderate, Líderes en Red, Corporate Banking, Personal Banking and Branch Manager Programs.

Employee Training	2014	2013	2012
Total Man-hours	114,760	110,280	77,652
Total participations	38,873	57,153	29,286
In-person course participants	9,166	8,087	9,779
Distance courses participants	29,707	49,066	19,507
Participants	8,507	8,184	7,223
In-person course participants	4,028	3,978	5,031
Distance course participants	8,148	7,652	5,886
Participation % on Total Personnel	98%	96%	85%

Training man-hours per professional category
Top Management	0.85%
Managers	1.68%
Chief/ Supervisor	38.67%
Analyst/ Officers	38.37%
Employee	20.43%

30

Training man-hours per gender

Women	38%
Men	62%

Internal leadership development

Immersed in a context of change and increasing competitiveness, Banco Macro Works everyday with the vision of developing sustainable businesses and making life easier for its customers.

The Bank understands that in order to fulfill this vision it does not only need to define a strategy, but also to base such strategy on an organizational structure that accompanies and strengthens such vision. From Human Resources the Bank started leading a plan aimed at boosting cultural change. In this way, we launched an ambitious program involving more than 1,300 persons in 6 editions, 3 of them in the interior of the country, ratifying the federal spirit of this entity. This program is part of a plan of cultural change, based on four values: closeness to customers, self-demand, commitment to development and diligence. The goal of this plan is to generate leaders, understanding leadership as each person’s ability to generate changes adding value.

Within the framework of this program, we defined and communicated to all collaborators the 10 Macro rules, a decalogue of the values shared by all those who are part of the Bank. This program shall continue during 2015 with new editions in different points and organizational levels.

Communication channels to be closer

Aligned with its policy of being closed to its customers, Banco Macro showed its presence with:

-              Visits of officers and top authorities of the Bank, who permanently go round the branches to be present transmitting the Bank’s culture and gathering first-hand the concerns and proposals from actual issues.

-              180 visits of the Human Resources team members to Branches in all departments.

-              11 integration sessions and 40 regional activities aimed at strengthening and promoting team work.

Convinced that diligence is transmitted from inside the organization to the outside, the Bank continued with its decentralized model, where each department has the necessary autonomy to quickly and efficiently meet the needs of its collaborators, through the following:

-              Permanent intranet redesigning and improvement allowing us more accessibility to regulatory information.

31

-              ProMacro meetings at Branches and Central Areas

-              Rapid response to our Transparency Postbox channel for Bank members, as a confidential and well-cared-for communication channel, where employees may submit their concerns.

-              Weekly newsletter for all our managers.

Benefits for employee well-being

• Children’s Day: the entity handed over 6,000 presents to the children of its employees.

• School Kits: we handed over 6,591 back-to-school kits.

• Births: Banco Macro celebrated 214 births with a special welcome gift for the new member of the large Macro family.

• Vaccination Campaign: once more we carried out a flu vaccination campaign with 5,735 participants.

• Work Career: the Bank paid tribute to 38 retired employees with an honor that celebrates their work career and performance at the Bank.

• Secretary’s Day: Banco Macro celebrated the Secretary’s Day handing over 52 presents.

Work health and safety promotion

Banco Macro carries out integration activities to bring together employees from different sectors in places outside the office, taking advantage of sports as a key tool to unify and strengthen bonds. In this way, 200 employees walked together to Luján, 110 collaborators participated in 4 marathons, 60 employees attended training sessions, 120 employees participated in football tournaments and for the second consecutive year 20 women players participated in volleyball tournaments.

In 2014 the Bank offered first-aid, prevention and fire-fighting courses, courses on ergonomics and accident prevention. Training was carried out through the Bank’s web site and e-learning courses. This method allowed the Bank to rapidly deliver to its 8,500 employees clear and concise knowledge.

The Maintenance Department, in turn, coordinated visits to the entire branch network and to central buildings to perform noise; lightning and fire load measurements, among others, and ensure the work environments are healthy and safe.

During the second semester, we organized training sessions and evacuation drill exercises at all the Bank’s facilities in the country. In this way, Hygiene and Safety professionals and technicians, both employed by the Bank and third-party contractors, shared their knowledge on how to proceed in case of emergency (fire, flood, collapse), fire-fighting systems and first-aid procedures. We also prepared evacuation plans and made official the emergency roles.

On the other hand, the bank participates in the Mixed Committee of Hygiene and Safety of the Province of Santa Fe, formed by top leaders of the Bank’s Administration, Human Resources, Safety, Distribution and Sales management departments in that province, and members who are branch employees and other employees. The province of Santa Fe gathers 21% of the Bank’s resources, about 1,800 employees, and 122 branches, 22% of the Bank’s network. The latter hosted about 400 corrective and preventive actions, 30% of all actions developed throughout the entire country.

2014 indicators

• 5.13 % Absentee Rate

• 108,307 Days lost due to absenteeism

32

• 0.12% Absentee rate due to accidents

• 2,595 Days lost due to work accidents

• 2.56% Absentee Rate due to sick leave

• 54,203 Days lost due to illness

"Generando el cambio" (Generating Change Program)

During 2014 we worked intensely to offer the team more and better opportunities to participate in this corporate volunteering program known as “Generando el cambio”. As a result of this program, 4,669 volunteers donated more than 9,000 hours to different solidary actions:

- 40 volunteering sessions.

- 924 participated in the volunteering sessions.

- 4,620 donated during the volunteering sessions.

- 5,851 beneficiaries of volunteering sessions.

- 5 National fundraising campaigns.

- 1,708 beneficiaries of fundraising campaigns.

- 3,601 volunteers participated in the fundraising campaigns.

- 83 volunteers acted as sponsors and mentors in several foundations.

- 830 hours donated by professional volunteers.

- 61 teams submitted their solidary projects.

Service and Quality

In Banco Macro we work every day on building a care and trust relationship with our customers, whose loyalty does not only depend on product quality but also on the service they receive.

In this respect, in 2014 most of our efforts were focused on developing services based on technology, with the end goal of achieving more easy and diligent operations, which allowed us to:

- Increase the use of Automatic Channels, evidenced by a 13% increase as compared to the previous year, performing an average of 14.9 million monthly transactions.

- Move forward in the number of electronic media users, reaching by December 2014 a total of 464,911 users (a 6% increase as compared to the previous year).

The Quality Plan integrates the corporate vision and values, and has two key axes: on the one hand, the measurement and follow-up of all processes affecting customers and making customers’ lives easier, and, on the other hand, market surveys that allow us to know customers’ opinions. Thus, in 2014:

- We made a customer satisfaction survey in connection with the Call Center and we obtained a satisfaction score of 8.2.

- We completed the first corporate reputation diagnosis of Banco Macro, in which we obtained a Global index of 8.16 (out of 10 points).

As part of the work staged of this Corporate Reputation Plan, we performed an internal shareholder classification, then we carried out surveys in each group of interest, and as the last stage in the process we designed the first reputation dashboard, aimed at strategically managing the entity’s trademark image.

- We carried out advertising pre-tests in Córdoba, Santa Fe, Salta and Tucumán; Personal Banking and Corporate-Scoring report crossing; media surveys; and survey on customers’ complaints (63% of the customers were satisfied with the way in which their complaint was finally resolved).

33

- We made a follow-up of the monitoring and evaluation of Credit Card and Personal Loan advertising campaigns, measuring retailers’ sales quality.

- We carried out our Opinion Poll throughout our branch network, incorporating the ideal quality curve in order to analyze the balance between branch yield and quality delivered. In this way, we identified those branches that fall outside the ideal quality curve and we implemented the necessary actions in order to adjust such deviations.

Communication and Customer Service channels

All through the year we continued working on internal policies allowing the promotion of the automatic service for customers, aimed at speeding up both the operations of customers and branches; always focusing on service quality.

During 2015 we shall work on the evaluation and implementation of an omnichannel platform aimed at improving the service offered to our customers.

Automatic Channel users (1)	2014	2013
Personal Banking	406,407	389,209
Corporate Banking	55,817	51,522
Total	462,224	440,731

(1) The number of users includes all those who operate through an automatic channel requiring a ClienteSI Integral Service password (to wit: Macro Direct; Self-service Terminals, IVR and Telephone Customer Service System).

Number of Transactions through Automatic Channels	Inquiries/ Orders	Monetary
Internet (MacrOnline)	152,997,737	9,134,087
Self-service Terminals	3,190,819	10,971,152
IVR (automatic customer service)	1,930,574	7,241
Telephone Customer Service System	1,314,930	32,614

• MacrOnline (Home Banking)

During 2014 we posted an ad on MacrOnline intended to inform our Personal Banking customers about the possibility of getting a personal loan, the amount available and how to apply for it .

Besides, we implemented the corporate collection service, delivering the following benefits: safe (avoids moving money and checks to the branch), practical (easy and safe, PDF receipt, payment history review and receipts), comfortable (available from any PC) and with no additional cost.

Our challenge for next year is to continue to develop investment operations, including mutual fund and bond buying and selling transactions.

• Macro Mobile Banking

We launched this channel on October 2010 and it has continued to develop during this year reaching almost 90,000 users. This year, we doubled the number of total transactions (8.8B as of December 2013 vs 19.3B as of December 2014) as well as the amounts of monetary transactions reaching 33B per month (121.9B as of December 2013 vs 277.8B as of December 2014).

34

In line with user characteristics and the technological trends that serve as framework for the development of this service, Macro Mobile Banking application is available in the virtual stores of the principal operating systems (android and app store).

• Automatic Teller Machines

Grupo Macro ranks as the first bank as regards the number of Automated Teller Machines (ATMs) of the Banelco Network, with more than 1,300 installed units.

During 2014, we implemented new actions aimed at maintaining high standards of security, service quality and availability of the ATM Network, by means of preventive training and management strategies. As a result of this strategy, the average annual service level had a great performance, and this positioned Banco Macro as one of the best performers for quality of service, an aspect that acquired a special dimension, if we take into account quantity and geographical spread of the fleet of automated teller machines installed by Grupo Macro.

Furthermore, we continued strengthening and technologically renewing our ATM fleet. In this respect, we carried out the following actions:

• 435 units were installed (44% for replacements, 37% for new positions, and 19% for reinforcement of positions).

• 205 automated teller machines with cash recognition and online deposit crediting.

• We incorporated 40 Machines with Double Cassette Cash Dispenser capacity.

All these actions resulted in an increase in transactions, which were more than 140 million, representing a 15% increase compared to the transactional volume of the fiscal year 2013.

• Self-Service Terminals

Macro has Self-Service Terminals distributed across the Branch Network throughout the country, which offer a wide range of operations, and the possibility of making deposits 24 hours a day, 365 days a year. In 2014 we installed 16 Self-Service Terminals, 11 in new positions and 5 replacements. Banco Macro currently has 838 Terminals, 234 of which are operative 7x24.

In 2014 we incorporated the smart check deposit functionality intended to reduce operating tasks in the Branches, having a highly satisfactory result also for customers and evidencing the following advantages:

• Safe: customers get a ticket with an image of the checks.

• Easy: customers enter a total amount, and not one by one the amount of each check.

• Fast: faster than using an envelope.

In the initial stage, we installed 76 terminals in 54 branches. During 2015 we shall work on an integral installation plan to reach the entire branch network.

• Call Center (CAT)

Through the Call Center, our customers have access to a quick and effective service whereby they can perform different operations and make inquiries, under two systems:

•	Personalized service provided by highly trained staff.
•	Automatic service supported by state-of-the-art technology available 24 hours a day, every day of the year.

35

As regards automatic service, in 2014 we made a change in the platform, which allows an easier, faster and personalized navigation according to customer segment and the products customer has. The new menu optimizes navigation, the duration of the call and adds new information to the existing functions.

During 2015 we shall implement an automatic call center for Macro Selecta Customers, in order to offer them a more specialized service.

Calls answered at the Call Center	2014	2013
BT Call Center	430,144	385,445
MACRO Call Center	1,779,203	1,798,739
Corporate Call Center Service	119,273	132,649
Help Desk	93,712	81,133
IVR Calls (Total) (**)	4,458,526	4,717,737

(**) Interactive Voice Response

• Mobile Banking Units: Macro Trucks

With our 4 trucks we travelled more than 10,000 km across our country and provided the automated teller machine and Internet connection service to our customers and visitors in more than 12 cities across the Argentine territory.

With all these actions we succeeded in getting much closer to our customers in each region with exclusive benefits. We were able to be present where they are, know and understand their needs, offer them solutions, and help them in their projects.

Besides, together with these mobile units, we continue strengthening our education proposal for the younger ones, the “Mini Banco Macro Branch” that uses playful and interactive tools for children to learn by playing along with their parents. In this way, they are able to improve the understanding of financial products, strengthen the knowledge of basic economy and financial concepts, and promote the creation of habits and values related to responsible and sustainable consumption. This initiative is part of the program known as “Go for learning” (“Animate a aprender”) focused on financial education for the different audiences.

• Other actions aimed at improving customer service

- New Customer Service model with two Commercial Managers: in order to be even closer to the needs of our customers we worked on a new customer service model, designating two commercial managers to serve as “Greeters”, in order to be able to serve and/or refer the customer to the specialist who shall better handle such customer´s concerns. The results obtained in the pilot tests carried out in the Branches of Morón, Quilmes and the Bank’s Headquarters were satisfactory, therefore, we decided to implement this action in other 44 branches, achieving a significant improvement in customer service and in our customers’ wait time.

- Customer Identification: during the first semester of 2014 we moved forward with a pilot test to incorporate the customer identification feature into our turn terminal, allowing us to optimize the customer service model in our branches. Together with this module, we incorporated the feature known as “Automatic Turn Expiration”, the purpose of which is to detect a turn with a long wait time and give it priority for customer service. During 2015 we shall prepare a Plan add the service in new branches.

36

- New Report Generation: we started redesigning our present service system turn reports, which shall allow us to improve the gathering of information and to incorporate new analysis variables.

- CRM Project (Customer Integral Information System) – Post-Sale Module: the Bank incorporated a new post-sale module in the Call Center and in the branch network. As a result, we get the unification of processes that optimized customer service actions in both customer contact channels, automatizing previous manual controls, reducing risk and shortening customer service waiting times, and allowing both branch managers and Call Center operators to increase their productivity. In addition, we begun the analysis of our post-sale Stage II, the scope of which includes the replacement of the application used by the Call Center. This shall allow the channel to perform all its operations with only one application, thus reducing even more the customer service waiting times. We also started the design of a new improvement in the customer complaint resolution process that consists in answering customers’ complaints and claims of identical description automatically.

- ISO 9001:2008 Re-certification audit: in August we carried out the external audit conducted by TUV Rheinland, with satisfactory results, and we got the re-certification until September 2017.

- Increase in the number of handicapped personnel: in line with our commitment to social inclusion, the Bank hired an operator with reduced mobility. In this way the aggregate number of handicapped employees working at the Call Center is 6.

Presence at federal level

Grupo Macro works to be close to all Argentineans, with the end goal of contributing to the development of the communities throughout the country, improving in this way the access to the banking and financial system.

Districts with the presence of Banco Macro only
Districts	2014	2013
Salta y Jujuy	70	62
Tucumán	26	25
Córdoba	5	5
Misiones	57	50
Santa Fe	26	25
Mendoza	2	0
Total	186	168

Accessibility

The Group seeks that all persons choosing it are able to Access to an excellent service and a quality service. Blind customers or customers with any visual impairment, for example, are offered the service of braille printed account statements. Additionally, the Bank has 429 ATMs (33% of the total fleet) featuring the Voice Guide function for blind people. For the year 2015 we expect to implement this function in all ATMs supporting voice technology, reaching 95% of the total ATM fleet.

Branch Accessibility	2014	2013
Voice-enabled ATMs for blind people	429	200
Branches with access ramps and special restrooms	129	105
Branches with adapted restrooms for the handicapped	350	347
Branches with special restrooms	135	129

37

Complaint and quality management

We have the CRM (Customer Relationship Management) tool to deal with the complaints along all their stages. This application allows us to work with a 360° view over our customers, integrate information about products and claims, optimize the complaint management and administration circuit and reduce the time of final resolution.

Furthermore, we work to reduce response times, and in 2014 we enable the possibility for customer service channels to make direct reimbursements of low amounts at the time they serve customer’s complaint, optimizing the response to customer complaints for reduced amounts. In turn, we eliminated certain documentary requirements facilitating the processing of more than 1,000 monthly complaints.

Number of complaints filed by channel (*)	2014	2013
Branch	70,951	68,383
Call Center	103,458	99,552
Internet	21,022	17,924
Complaint Management & Quality Department	1,081	1,663
Letters	338	758
Corporations Back	270	245
Person Responsible to the BCRA	362	172
Total	197,482	188,697

(*) The information shown in this table includes both GCR Macro and BT

On the other hand, we developed the actions aimed at improving the Bank’s complaint rates:

• We incorporated improvements into the internal alert scheme for management delays.

• We published a document as ´required reading´ for all branches on best complaint handling practices.

• We designed explanatory inserts on Credit Card operation, to inform customers about some aspects regarding product operation aspects that generate complaints when unknown.

Security of personas and information management

The Group features strong security tools for its individual customers: personal identification password, user, coordinates card and positive identification for certain monetary transactions.

In order to strengthen the security measures, during 2014 we again implemented awareness campaigns oriented to customers operating online, informing about the latest fraud methods existing in the Internet. Besides, the corporate web features a special section known as “security advice” that contains all necessary information regarding prevention.

At the Branches, we implemented a communication system between the security staff that Works inside the branch in order to strengthen the physical security of people visiting the Bank. On the other hand, we carried out an analysis of the physical security technical verifications in 34% of the branches along the nine country divisions.

38

Supplier Management

Grupo Macro is continuously working for the integral development of the communities in which it is present. In this sense, it works to incorporate local vendors into the supply chain, giving priority to regional companies to make remodeling at branches or buildings, and leading suppliers for the acquisition of technology items.

In 2014 we have incorporated as suppliers new Small- and Medium-Sized Companies (Pymes) and microenterprises for the acquisition of promotional items and gifts, as well as for printing works: in 2014 25% of gift purchases were Pyme-oriented.

These social companies, cooperatives or small ventures have work and production processes that respect the environment, promote local culture expressions and boost projects that revitalize team work.

Some outstanding examples include: Bodega Colomé, located in Molinos, Salta; and Asociación Civil Warmi Sayajsunqo, a venture in Jujuy that groups women from La Puna who have recovered the first spinning and textile mill of Abrapampa.

Likewise, we purchase FSC certified paper reams (originating from responsible sources) and for large printing Jobs, we work with printing shops that use this kind of paper.

SUPPLIERS IN NUMBERS	2014	2013
Number of suppliers (i)	4,863	4,808

Suppliers by Region:	Total	%	%
Buenos Aires	1,994	41	40
Large Argentine Northern Region	1,459	30	27
Central Region	875	18	23
Cuyo	292	6	4
Patagonia	234	5	6

 (i) We have a total of 15,765 suppliers in the system and 31% of which remained active during 2014.

Top 10 CATEGORIES	NUMBER OF SUPPLIERS 2014
Transportation	731
Building repair and maintenance	628
Professional services	613
Advertising and publicity	566
Security	108
IT services	81
Stationary and office supplies	75
Medical services	72
Cleaning services	60
Machine and equipment maintenance	54

From 2014 we implemented the Digital File, saving paper and reducing the delivery of documents by internal mail. At present documents are scanned and emailed in real time.

39

Selection and evaluation

Through the Program “Know your supplier”, in 2014 we visited 23 vendors from the cleaning, security and technology categories. This action allowed us to strengthen the relationship with our suppliers and evaluate more accurately the potential thereof.

On the other hand, the Code of Conduct applicable to suppliers allows us to disclose to our vendors the principles that rule our actions and in this sense we incorporated into the employment contract social, human rights, safety and hygiene, environmental and ethical requirements. Approximately 42% of the total active supplier base adhere to this Code of Conduct.

We perform bi-annual evaluations of the services rendered or the products acquired in each sector or category. To such end, we take into account price weighting and compliance in terms of quality and delivery deadlines or terms.

Corporate Image

Transparent and efficient communication

The Bank’s communication strategy gives priority to the local support. We plan on a decentralized and federal basis, and we work with local communication media, small radio stations and provincial programs from all around the country. Top management participates directly on the communication strategy and sees that all messages reflect the corporate values and culture.

OUR COMMUNICATION IN NUMBERS	2014
TV advertising seconds (air TV and cable)	1,484,993
Number of TV channels (national and in the interior)	85
Number of graphic media	104
Number of radio seconds	2,653,645
Number of radio stations	143
Number of printed direct marketing pieces	1,082,411
Number of mailings (*)	2,076

 (*) In Banco Macro and Banco del Tucumán

Events and sponsoring actions

• Sport events

To accompany sports means to promote healthy life and transmit positive values for all the communities. For this reason, we sponsor different teams and sport leagues both national and local.

40

o	Hockey – Las Leonas

At Macro we are proud to support the Argentine hockey teams, since we share the values that identify such teams and that lead them to such achievements: effort, team work, self-improvement, fair play, loyalty, talent, courage, comradeship.

In 2014 we launched the institutional advertising campaign “above all” aimed at highlighting the values that tie us to hockey, such as team work, solidarity and the pride of being Argentinean.

Besides, in alliance with the Argentine Hockey Association (Confederación Argentina de Hockey) we launched a campaign against gender violence, backed by the Argentine Women Council (Consejo Nacional de las Mujeres). We rolled out this campaign at the 21st Edition of the women’s Champions Trophy.

o	Professional, amateur and promotional football

We sponsor several football teams throughout the country: Club Atlético Tigre, Club Quilmes, Crucero del Norte, Club Gimnasia y Esgrima de Jujuy, Club Independiente de Rivadavia, Club Deportivo Maipú, Juventud Antoniana, Club Atlético Central Norte, Gimnasia y Tiro de Salta.

For the eighth consecutive year we sponsor the football league in Salta. Our support to the regional league in the Province of Salta is the consequence of Banco Macro’s commitment expressed and sustained for years to small teams, promoting team work, self-improvement and growth of all affiliated clubs.

This year, we carried out a joint effort known as “Hinchando Por un sueño” (“Pulling for a Dream”), which consists of different social organizations being backed by a club, receiving tickets to be able to go to the matches and cheer for the team. Once the championship comes to an end, the first three best teams and their relevant clubs will receive a cash prize.

o	Rugby

Macro is the sponsor of Tucumán Rugby Club. Although it was born in 1942 as a Rugby club, today it’s more than that. Tucumán Rugby Club’s premises host the practice of many other sports such as hockey, tennis, paddle, football, squash and swimming.

o	Golf

Golf fans have the opportunity of participating in our golf tournament carried out throughout the country. Some of the cities we visited with this tournament include: Mendoza, Oberá, Tucumán, Olivos, Villa Allende, Salta, Río Cuarto and Córdoba.

Besides, Macro was the sponsor of the America’s Golf Cup, an event that gathered some of the best golf players of the world, and that took place from October 21st to 26th 2014 at the Olivos Golf Club. Our customers were able to enjoy a comfortable VIP and watch a cup involving some of the most renowned golf players in the world.

41

o	Car Racing

Once again we are present in Cristian Ledesma's road rally (TC) team. We were present in each race, and invited our customers to have lunch with the racer and enjoy exclusive experiences to live the entire rally experience.

o	Tennis

In tennis we were the main sponsor of La Legión, with the return of the best Argentine tennis players. We offered discounts and benefits tour customers, apart from special invitations with preferential sits.

o	Dakar Rally

In 2013, for the fourth time, we sponsored the Dakar Rally, a unique race of international level that went across the most remote places of the Republic of Argentina.

We were the official bank of the Dakar Rally and we were present in the different stages of the race in Argentina, offering all our services through the branches nearest to each point of race tour.

o	Box

In boxing, we sponsored Charly Rodriguez in each event and exhibition made. In June sponsored the Maidana vs Cuellar fight held in the City of Pilar, Province of Buenos Aires. During the months of August and December we sponsored several events held in the city of Mercedes together with Walter Jacaré Ramírez. In the city of Mendoza we accompanied the boxer Juan Carlos Reveco in his presentation held in his city of origin Malargüe.

In December we sponsored the mega event Arena Tour carried out in Buenos Aires at the Luna Park stadium.

o	Running

At Banco Macro we believe running generates positive habits for our health and for our life. Therefore, we decided to accompany the Argentina Corre (Argentina Runs) program held in 15 locations around the country every year. Besides, Banco Macro sponsors some of the leading local marathon races.

o	Volleyball

From October 2013 Banco Macro is the official sponsor of the volleyball team Obras Sanitarias of the Province of San Juan. This team of renowned young players strongly supported by the people of San Juan has given the best of it during the 2013/2014 season in the National Volleyball League, ranking in the ninth position of the table.

42

• Shows

We sponsored events and shows that allowed us to bring some entertainment options to our customers, not only in large urban areas of our country but also in the most distant places of Argentina. In 2014 we invited more than 20,000 customers to more than 380 shows of different artists and events such as: Los Tekis, Fito Paez, Abel Pintos, Jorge Drexler, David Bisbal, Escape, Mireya, a tango musical… Y un día Nico se fue (And One Day Nico Left), Primeras Damas del Musical (Divas of the Musical), Festival de Doma y Floklore de Jesús Maria, Festival de Cosquín and Festival Nacional Peñas de Villa Maria.

• Fairs and events

We were present in more than 300 fairs, exhibitions, and events across the country. We take advantage of these events to spread the word about the benefits and products available to all our current and potential customers, particularly to those in the PYME and agribusiness segment. Among these fairs, we can highlight and mention our participation in: Expo Agro, Expo Láctea, Expo Tucumán, Expo Lules, Exposición Ganadera Rio Gallegos, Expo Rural en Junín, Expo Jujuy, Expo Rio Cuarto, Fiesta del Inmigrante, Fiesta Nacional del Poncho, Fiesta Nacional de los Estudiantes, Fiesta Nacional del Maní, Fiesta Nacional del Tabaco, Fiesta Bahía Blanca, Fiesta Nacional del Salame, Fiesta Nacional de la Vendimia, Fiesta Nacional de la Chicha, Iguazú en Concierto, Concurso de la Empanada Salteña, Festival Nacional de las Alturas, Fiesta del Queso, Fiesta de la Empanada Tucumana, Fiesta de la Tradición in San Antonio de Areco, 62nd Annual Edition of the Convention of Cámara Argentina de la Construcción, TEDx Rosario and the 2nd Social Responsibility International Congress.

Banco Macro’s Birthday

On October 24th, in Salta, we celebrated Banco Macro’s birthday with a show that gathered several renowned artists such as Tekis, Princesita Karina and Chaqeño Palavecino. This celebration represented the work of 8,700 Argentine citizens that are part of Banco Macro and that allow Banco Macro to be the largest national private capital bank and the bank closest to people.

Support to social impact events

In addition to all social impact actions carried out by Fundación Banco Macro, the Bank’s management participated in 2014 in more than 15 dinners for the benefit of several Social Organizations and in different solidary events, such as AUDELA – Pumas vs Leonas challenge, Fundación por Pilar –benefit golf cup- and Hospice Marathon, we sponsored the marathon organized by the civil association Hospice San Camilo.

Awards and honors received. Rankings.

During 2014 we were recognized with the following awards:

• Sol Andino 2014 Award: Best Bank of the Argentine Northwest Region

Cable Express recognizes with the Sol Andino award the most important companies of the Northern region of our country. The purpose of this award is to recognize those institutions that help disseminate our culture, while leading the business and industrial progress of the region. We were awarded this recognition on October 2013 for the eleventh consecutive year.

43

• Banco Macro, “2013 Best Neutral ATM Bank ”

Red Banelco awarded Banco Macro as the “2013 Best Neutral ATM Bank”.

During 2013 the Group made a strong investment in technology by increasing its ATM fleet, representing 35% of Red Banelco’s growth. We were granted this award on April 2014.

Contribution to local development

Through Fundación Banco Macro, we accompany the social, cultural, and economic growth of the communities in which we operate, and we promote sustainable projects that foster work culture and arouse the spirit of shared social responsibility.

Led by the Corporate Sustainability Area of the Bank, which belongs to the Institutional Relations Department, we have regional coordinators who analyze the proposals from civil society organizations in each region in order to generate a greater impact on each province.

In 2014, more than 70 organizations received the Bank’s economic support in order to carry out joint projects, and furthermore, the 30 best initiatives proposed by the Bank’s employees received an award, within the context of the “Solidarity Projects” initiative.

Assessment of our social actions

We continued to assess our actions through a tool developed by Fundación Banco Macro, based on the guidelines of the LBG (London Benchmarking Group) model. This tool allows us to evaluate the impact of those actions and manage the programs with order and efficiency. Thus, we assess the specific contribution, and the installed capacity of each project.

SOCIAL INVESTMENT IN FIGURES	2014	2013
Investment in Sustainability (in pesos) (1)	21,776,889	11,419,229
By social work axis
Sustainable Work Program	1,731,538	1,894,594
Financial Inclusion and Education Program	1,117,978
Nutrition	949,629	1,235,370
Integration	301,200	331,250
Social Assistance	1,155,350	1,783,077
Volunteering	1,095,000	317,474
Alumbra Microloans	3,769,192
EcoBicis Program	6,734,812
Miscellaneous donations (2)	3,456,905	3,695,266	(3)
Other indicators
Volunteer employees	4,669	3,213
Number of programs	6	6
Number of provinces	11	11
Number of beneficiaries (4)	202,962	195,210
Number of alliances with organizations	79	95

(1)          Indicator consisting of social investment, plus miscellaneous donations and Corporate Sustainability management operating expenses. Investment in programs with the community is part of the Sustainability area budget.

44

(2)          We began to systematize this indicator in 2012, taking into account Banco Macro’s donations to social events and projects exceeding the activities of Fundación Banco Macro.

(3)          Modified data of the Sustainability Report 2013. The total amount is the sum of deductible and non-deductible donations of Banco Macro during 2013.

(4)          It includes direct, indirect beneficiaries, and elderly adults trained in the financial education program (122,899 retirees).

Program Axis	Direct beneficiaries	Indirect beneficiaries
Financial Education	1,306	3,906
Sustainable Work	1,264	1,764
Integration	1,396	4,516
Education	7,668	28,673
Social Medicine	8,301	4,052
Nutrition	2,993	6,665
TOTALS	22,928	49,576

2014
Number of beneficiaries – volunteering days	5,851
Number of beneficiaries of solidarity collections	1,708
Retirees participating in the Financial Education Program “Animate a Aprender” (Give yourself the chance to learn!)	122,899
Number of beneficiaries (direct and indirect) of Integration, Social Medicine, Nutrition, Sustainable Work, and Education Programs	72,504
Total number of beneficiaries	202,962

Program “Reaching the Future”

A major part of our efforts is focused on alliances that promote work culture and productive undertakings.

- “Go-Ahead Competition” Program: Fundación Banco Macro, in alliance with Fundación Impulsar and several universities throughout the country, gives support to young entrepreneurs by means of training, guidance, economic support and business advice.

In 2014, the second “Go-Ahead Competition” finished. It took place in Salta, Tucumán, Jujuy, Santa Fe, Misiones, Córdoba, Mendoza, Neuquén and Buenos Aires. Thus, we supported more than 180 micro-businesses interested in becoming a “pymes” [small- and medium-sized company]. On this occasion, we invested more than ARS 1,600,000, by providing economic support in the amount of ARS 450,000 for the best three projects in each province, and mentorships for the best ten projects of each town.

45

- “Potenciar Comunidades Banco Macro”12 Program: We fostered community development through the training of local organizations. Thus, after the strategic and associated work of different “actors” of each town, we funded a community preserves undertaking in Colonia Santa Rosa, Salta, and we funded a municipal carpentry undertaking in Urundel. In San Francisco, Jujuy, we trained students and teachers in the handling of new technologies, and we equipped the only high school in that town, with the aim of supporting secondary tourism-based education. In addition, we promoted the artisans’ fair project conceived by the aboriginal community. In the same province, but in Valle Grande, another municipal carpentry project was supported.

- Pichanal, Salta: In alliance with Frigorífico Bermejo, and in order to evaluate social investment possibilities, we started a diagnostic process for that location, so that we can have a description of the territory and generate an exhaustive actors map.

Micro-loan Program “ALUMBRA”

This financial inclusion program created by Fundación Banco Macro is targeted at “non-bankarized” micro-entrepreneurs who are granted loans for production purposes. Financial aid is supplemented by advice (legal, accounting, and on commercial management) so that they can improve their growth opportunities. We have been operating since the middle of 2014, in Salta, with 9 university advisers who were trained in the best and most modern microfinance and service to this sector practices. The 3 new opened branches had already granted, by the end of the year, the first ARS 726,000, and we intend to get to more than 1,000 customers in 2015, thus becoming the most significant program in the region with this type of integral support to the sector.

More financial education initiatives

In different locations in the country, we worked together with Junior Achievement, to carry out the educational programs “La Compañía” (The Company), “Socios por un día” (Partners for One Day), and “Economía Personal” (Personal Economy), with the aim of promoting an enterprising attitude in young students. The Bank’s employees participated in these initiatives as teachers. Besides, nine “Mini Bank Branches” were built so that every region in the country could bring them to their most important events and locations.

Alliances and association

• United Nations Global Compact

We adhered in the year 2009 to the ten principles of the United Nations Global Compact, concerning labor practices, human rights, environment, and anti-corruption. We annually submit our Communication on Progress (COP) reporting the advances made in the application of the principles of the Global Compact to our business activities.

In 2014, we supported once more the U.N. Global Compact Network Argentina by jointly organizing the workshop “Alineando iniciativas internacionales de Responsabilidad Social: Pacto Global + ISO 26000 + GRI G4” (“Aligning International Social Responsibility Initiatives: Global Compact + ISO 26000 + GRI G4”), in San Miguel de Tucumán. The purpose of that was to generate a greater and better understanding of the different global initiatives that promote corporate sustainability, and facilitate the integration of these initiatives into the organization management. Furthermore, through a practical integration case of the Global Compact, ISO, and GRI, we promoted reflection on the contact points between initiatives, complementarities, and the synergy that can be generated in the use of the 3 tools.

12 Banco Macro’s program to foster community development.

46

• GDFE

Since 2008, the Bank has been a member of Grupo de Fundaciones y Empresas (GDFE) [Group of Foundations and Companies], an entity that enables us to share and improve ourselves from the private social investment experiences of different companies which form part of the group.

• IARSE

Since 2012, the Bank has been a Gold member of Instituto Argentino de Responsabilidad Social Empresaria (IARSE) [Argentine Corporate Social Responsibility Institute]. This Institute provides information and training and updating on CSR strategic issues.

• Sustainable North

The Bank is a founding member of this initiative conceived in the province of Salta, and participates actively along with other companies that foster sustainability in the north of the country.

• CONAETI

The Bank is a member of, and supports the different initiatives of the network of companies against child labor. All its providers, pursuant to the ethics code they adhere to, commit themselves to preventing and eradicating child labor. Within the framework of this commitment, the Bank also develops different public-private initiatives, such as “Jardines de Cosecha” [Harvest Gardens], along with the Tobacco Chamber of Salta, the civil association “Conciencia”, and other member companies of Salta and Jujuy.

Environmental Management

Direct environmental impact: Improved management of resources

In 2014, we replaced a total of 337 LCD monitors, and progress was made as regards the replacement of clone equipment by brand name equipment, we installed 173 new pieces of equipment, and replaced 1,411 pieces of equipment by new ones. In addition, the consumption of reams of paper, as well as the number of prints diminished.

Management of residues

In 2014, 52 tons of technological equipment were retired, and the material was sent to the company 3Rambiental and Fundación Equidad. As a result of this work, more than 100 pieces of equipment were recycled and reconditioned, which were given to institutions that submitted educational projects, and which we evaluated together with Fundación Equidad. Thus, more than 1,300 children and young people from six provinces had a greater number of PCs in their IT laboratories, and different educational aspects could be dealt with.

Consumption of energy, and CO2 emissions	2014	2013
Consumption of electricity (in kWh)	12,743,340	13,004,706
CO2 emissions (scope 2) (1)	8,920.33	9,103.29

Scope 2: Indirect emissions from consumption of electricity purchased from the power supply company (external source). Emissions calculated according to the “World Resources Institute (2009), GHG Protocol tool for stationary combustion. Version 4.1”.

47

Consumption of paper	2014	2013
Consumption of reams	156,637	190,715
Number of prints	121,462,806	124,799,495

Management of residues	2014	2013
Recycled paper (kg) (1)	52,734	54,822
Recycled plastic (kg) (2)	1,608	1,906
Management of electronic residues
Number of pieces of furniture donated	944	907
Computers donated or recycled (3)	155	189
Benefited institutions	99	114

(1)          29,719 kg are from Buenos Aires (data of November 2014), 4.254 kg from Salta, 9.470 kg from Santa Fe, 7.164 kg from Córdoba, and 2.127 kg from Tucumán.

(2)          616 kg are from Buenos Aires (data of November 2014), 133 kg from Salta, 580 kg from Santa Fe, 135 kg from Córdoba, and 144 kg from Tucumán.

(3)          Complete PCs donated to educational institutions and communities that submitted work proposals in connection with ICT.

Scope of the report

Selection of key indicators: Materiality Analysis

With the aim of including in this report significant data for the Bank and its interest groups, we developed a materiality analysis seeking to identify the key issues of the business related to the triple performance: economic, social, and environmental.

For that purpose, during 2013 and 2014 we worked on the following stages:

Identification: We drew up a list of 12 significant issues related to our Bank and sustainable management, based on the bank’s business strategy, sustainability policy, and five pillars endorsed by the Bank’s Board of Directors. We also took into account international studies on sustainability management trends in the financial industry, the ten principles of the United Nations Global Compact, the Social Responsibility standard ISO 26000, the GRI document “Sustainability Topics for Sectors: What do stakeholders want to know?”, opinions and expectations as surveyed from the interest groups, and other external sources such as local regulations, and regulations applicable to the sector.

Fundamental aspects: After the making of the list, and using as a basic tool for this stage the final version of the AA1000SES standard developed by Accountability, 99 persons who represented the press and civil society organizations, and 32 employees of the Bank, ranking from managers to directors, analyzed the 12 issues according to their significance in the Bank’s management, focusing on the key interests of the internal and external publics, and this resulted in a Materiality Matrix in which each issue was positioned in a specific area, which allowed us to arrange them by importance for the Bank and our interest groups.

We linked these issues to our five strategic sustainability pillars, with the aim of arranging them within the Report structure and, in turn, to the aspects of the G4 Guidelines to be reported in the GRI Table of Contents, and as from this year to 6 (six) categories of capital in the framework made by the International Integrated Report Council (IIRC).

48

Validation: The matrix was approved by the Bank’s directors and first line managers, and along with an analysis of the issues which are characteristic of the Bank, and which differentiates the Bank from others in the local financial market, and those activities which were a novelty during that year, it represents the content selected to be published in this Banco Macro Report 2014.

Revision: This report is submitted to the Board of Directors, and contains key indicators that are internally audited. Also, the report is examined by the Auditing Committee. In turn, we invite all readers to let us know their comments as feedback for our rendering of accounts and to continue improving every year13.

Application of the Global Reporting Initiative (GRI) G4 Guidelines

The Report follows GRI G4 Guidelines, including all the aspects which are material to the Bank. Furthermore, we include additional information in this report which does not correspond to any GRI indicator, but which is significant for the interest groups and to explain the annual performance of the entity.

In the following Relationship Table, we connect the material issues selected in the Analysis with Banco Macro’s five sustainability pillars, and the GRI aspects defined for the construction of the Table of Contents14.

13 For any inquiry or suggestion, please contact our Sustainability Department by writing to relacionesinstitucionales@macro.com.ar.

14 The GRI Indicators table of contents is contained in Schedule III of this report.

49

Relationship Table
Strategic Sustainability Pillars	Key Sustainability Issues	Directly related GRI Aspects[15]	Scope
Financial Inclusion and Education	• Products and services for low-income people. • Work together with the community to foster local development, especially in communities where only Banco Macro is present.	Financial supplement – Product portfolio SO Local communities – EC Indirect economic impact.	Internal and external

Direct and Indirect Environmental Impact	• Clauses in application forms not to finance companies that cause environmental damages. • Efficient management of resources. • Efficient management of residues, such as technological residues.

EN Materials

EN Energy

EN Products and services

EN Emissions

EN Transportation

EN Environmental evaluation of providers

EN Environmental impact complaints mechanisms

Financial supplement – Product portfolio.

Internal and external

Responsibility for the wellbeing and inclusion of people	• Training for employees. • Corporate volunteering.

LA Employment

LA Company/workers relations

LA Occupational health and safety

LA Training and education

LA Diversity and equal opportunities

LA Equal remuneration for women and men

LA Labor practice complaints mechanisms

HR No discrimination

HR Freedom of association and collective bargaining agreements

Internal

Development of “Pymes” and undertakings	• “Inclusive purchases”[16]. • Micro-finances.	EC Hiring practices EC Indirect economic impact.	External

Transparency in all our actions	• Assessment of customers’ satisfaction level. • Alliances with customers. • Protection of customers’ confidential information.	SO Struggle against corruption PR Customer’s privacy PR Labeling of products and services PR Customers’ health and safety EC Presence in the market EC Economic performance.	Internal and external

15 These identified aspects are shown in the GRI Table of Contents along with the following GRI aspects related to the 10 principles of the United Nations Global Compact: HR Child Exploitation, and HR Forced or compulsory work. 15 Specification of abbreviations included in this column: SO – Society, EN – Environment; LA – Labor; HR – Human Rights; EC – Economic; PR – Product Responsibility.

16 Purchases from providers who are excluded from the competitive market. It’s a social responsibility practice which refers to the economic and social inclusion of vulnerable groups that engage in a productive activity through their incorporation into the supply chain.

50

GRI Table – Relationship between Banco Macro’s Sustainability Pillars and the IIRC Model categories of capital
	Transparency in all our actions	Responsibility for the wellbeing and inclusion of people	Financial Inclusion and Education	Development of “PyMEs” and Undertakings	Direct and Indirect Environmental Impact
Financial	X
Industrial	X		X	X
Intellectual	X		X	X
Human		X
Social and reputational	x	X	X
Natural					X

Communication on 2014 Progress

Through this document, “Establishing the Connection”, we submit our Communication on 2014 Progress, whereby we inform about the attainment of the ten principles in the areas of human rights, labor rights, environment, and anti-corruption of the United Nations Global Compact in connection with the GRI indicators.

Grupo Macro’s Results

Financial Economic Situation

Within a framework of increased regulations, assets performed at an inconsistent pace. Loans targeted at the private sector, through consumer, and working capital lines, remained at 18% growth rates, in line with the performance of the rest of the financial system. Instead, liquidity management lines expanded at the beginning of the year, and closed at negative values.

Based on the composition of assets, the holding of BCRA letters of credit became relatively stronger compared to other higher-risk assets.

51

From the point of view of liabilities, the average growth of deposits remained around 26%, with time deposits standing out, as they reached amounts above 34%.

The infrastructure for the provision of financial services continued to improve during the year, with the opening of new branches in several cities and towns in the provinces: Cerrillos, Plaza Empresas (Salta), Villaguay, San Salvador, Malargüe, and Lomas del Tafí. By December, the number of branches totaled 434. Additionally, the number of ATMs and self-service terminals was increased by 140 new units in operation.

Through its representation in 22 jurisdictions, and its 434 branches, the group constitutes the private entity with the strongest presence in the country. Simultaneously, its representation as the financial agent of four provinces adds stability and a potential market to its business structure.

The following table shows the location of branches by region within the entire Argentine financial system, revealing a strong presence in the productive areas of the provinces:

		Branches
	Branches	Financial
Regions	Grupo Macro	System	Share
NOA (Argentine Northwest)	84	271	31%
Middle	174	959	18%
NEA (Argentine Northeast)	47	333	14%
Patagonia	20	276	7%
Cuyo	17	256	7%
Province of Buenos Aires	60	1,350	4%
City of Buenos Aires
	32	767	4%
TOTAL	434	4,212	10%

Solvency

Banco Macro stands out among its competitors because of the strength of its capital. Indicators are conservative, and have progresses adequately throughout the fiscal year. It ranks second among private banks with the largest equity.

Paid-up capital in excess of the established standards amounts to more than twice the required capital (105%).

52

MINIMUM CAPITALS

Iin thousand
Dec-14
Minimum Capitals requirement	5,657,902
By credit risk	3,991,731
By market risk	388,136
By operating risk	1,278,035
Regulatory capital	11,580,668
of which, subordinate debt	366,816
Margin (excess Re. Capital vs. Requirement)	5,922,766
105%

In the current fiscal year, the Bank managed to maintain the market share levels. This policy made possible that the Group’s leverage – Liabilities/Shareholders’ Equity – remained around 5.5 times below the average of the financial system –6.9 times–, and below that of the main competitors.

Macro’s Shareholders Equity rose by 33% in nominal terms, it went from ARS 8,627 million to ARS 11,492 million. This expansion is accounted for by the profits earned in the fiscal year.

Deposits

In 2014 the increase in deposits was 26% annually. Demand deposits of the private sector markedly rose by 34%, quite above time deposits.

By the end of the fiscal year, the BCRA, in order to encourage saving, put into effect as from October, a directive that establishes a limit lower than the interest rates for time deposits made by individuals in amounts not exceeding ARS 350 thousand. This incentive, in the short term, marginally improved the system deposit-taking volumes as a whole around the end of the year, which was accompanied by an increase in the coverage limit of deposit guarantees.

In this context, Grupo Macro remains among the three private entities with the largest volume of deposits, and a market share close to 6% of the Financial System in its entirety.

The following detail shows the evolution of components:

Deposits In million ARS	12/31/2012	12/31/2013	12/31/2014
Checking accounts	6,717	8,603	11,896
Savings accounts	6,467	8,41	11,014
Time deposits	13,596	18,417	21,511
Others	1,066	1,360	1,687
Total Deposits–Private Sector N.F.	27,846	36,820	46,108
Total Deposits - Public Sector	8,318	6,580	8,570
Total Deposits – Financial System	24	27	39
Total Deposits	36,189	43,427	54,717

Loans

By the end of the year, loans to the private sector grew by around 13%, i.e., reaching ARS 44,497 million. Although a slowdown is observed in the expansion pace compared to the previous years, this slowdown takes place within a strong growth context.

53

Macro maintained its leadership in personal loans, totaling 1.1 million loans, for an amount of ARS 16,121 million, and a 2.1% portfolio irregularity. Share in the market of this product attained 14%, two percent points above the closest competitor. On the other hand, the product Credit Cards got, again, extraordinary growth levels, which in this case reached a 34% growth compared to the balances of the previous years, totaling 1.5 million credit card holders.

The following table shows the composition of LOANS, and the evolution of this item in the last three years:

Loans In million ARS	12/31/2012	12/31/2013	12/31/2014
Advances	4,281	4,450	3,386
Notes	3,651	4,321	4,627
Secured by mortgage	1,508	2,309	2,466
Secured by pledge	929	1,429	1,857
Personal	10,827	13,874	16,121
Credit Cards	4,725	6,841	9,189
Others	5,283	5,799	6,462
Total Loans	31,204	39,024	44,108
Leasing	328	391	389
Total Financing	31,532	39,415	44,497

During this fiscal year, we continued with the policy of maintenance of high levels of irregular portfolio hedging, through the setting up of provisions in addition to those required by the BCRA. The hedge indicator remained around 135%, slightly below the financial system average.

Delinquency levels remained at historically low values, with a bad debt ratio of 1.9%.

Liquidity

The Group’s liquidity reaches ARS 22,198 million at the end of the fiscal year, showing a 53% rise compared to the previous year. In terms of deposits, the indicator stands at 40.6%, quite above that of the year 2013. In this period the position taken in letters of credit issued by the BCRA increased.

The following table shows us the consolidated balances at the closing of each Fiscal Year:

Liquidity In million ARS	12/31/2012	12/31/2013	12/31/2014
Cash and Banks	10,047	12,861	15,434
LEBAC / NOBAC	613	49	5,422
Government securities repurchase agreements	146	679	425
Others	684	890	916
Total Liquid Assets	11,490	14,478	22,198
Hedge on Deposits	31.7%	33.3%	40.6%

Results

The results of this fiscal year show a strong growth in the first month of the year, as a consequence of the exchange rate depreciation driven by the authorities of the governing entity, thus generating in the Argentine financial system a revaluation of assets expressed in foreign currency.

54

In the specific case of Grupo Macro, the fiscal year ends with a profit of ARS 3,480 million, 42% up from ARS 2,444 million in the previous fiscal year.

Financial income amounted to ARS 14,683 million, thus growing by 51% compared to ARS 9,754 million in 2013. Seventy eight per cent (78%) of such amount was provided by interest from loans, which rose in the fiscal year by 39%. Secondly, the position taken in securities and, mainly, the letters of credit issued by the BCRA, generated additional income of around ARS 1,974 million. Combination of both instruments enabled the entity to improve the financial margin by around 41%.

Less significant, but even so of certain importance, was the income from gold and foreign currency quotation difference, as well as controlled levels of bad debt charges, which yielded values of 0.9% on net assets.

Administration expenses rose at a pace similar to that of net services, maintaining adequate efficiency indicators, quite above the system average.

Such profitability represented a Return on Equity of 33.4%, and a Return on Assets of 5.1%, being ranked among the first positions in the Argentine financial system. These results show stability and continuity in the generation of income, productivity and efficiency in the use of resources over the years.

Profit or Loss
In million ARS	31/12/2013	31/12/2014	Variation
Financial Income	9,754	14,683	51%
Interest from loans	8,214	11,443	39%
Government and Corporate Securities Gain or	409	1,974	383%
Adjustments for CER & CVS + Miscellaneous	1,131	1,266	12%
Financial Expense	4,022	6,583	64%
Gross intermediation spread	5,732	8,100	41%
Bad debt	540	665	23%
Net Income for	2,509	3,440	37%
Administration Expenses	4,015	5,499	37%
Net financial intermediation gain	3,685	5,376	46%
Various profits and losses, & third-party	91	65	-
Net profit before income	3,776	5,442	44%
Income	1,333	1,962	47%
Profit of the Fiscal Year	2,444	3,480	42%

CER: Reference Stabilization Coefficient – CVS: Coefficient of Variation in Salaries

Main Indicators of Grupo Macro

The following table shows the evolution of some chosen indicators of Grupo Macro.

	Unit	2012	2013	2014
Assets	million ARS	48,379	59,295	74,996
Loans to the Private Sector	million ARS	31,532	39,415	44,497
Liabilities	million ARS	42,180	50,668	63,504
Deposits	million ARS	36.189	43,427	54,717
Shareholders’ Equity	million ARS	6,199	8,627	11,492
Profitability	million ARS	1,494	2,444	3,480
ROA – Return on assets (average)%		3.3%	4.6%	5.1%
ROE – Return on equity (average)%		27.1%	33.3%	33.4%
Hedging – Provisions / Irregular-Portfolio	%	155%	149%	135%
Irregularity – Irregular Portfolio/Portfolio -%		1.8%	1.7%	1.9%
Minimum Capital Surplus	%	49%	97%	105%
Leverage – Liabilities/Shareholders’ Equity	Times	6.8	5.9	5.5

55

Distribution of Dividends

The distribution of dividends in financial institutions is subject to the provisions of the Central Bank of the Republic of Argentina, which are contained in Communiqué “A” 5273, and supplementary statements (Restated Text, Circular CONAU – Section 9 – Distribution of profits). Such distribution requires previous authorization by the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Institutions),

Through Communiqué “A” 5694, it was established that the financial institutions classified as of local systemic importance by the Central Bank of the Republic of Argentina, among which is Banco Macro S.A., must comply with an additional capital requirement equivalent to 1% of the risk-weighted assets (RWA). This additional capital requirement must be met in accordance with an annual schedule as from the year 2016.

Notwithstanding the aforesaid schedule, this additional capital requirement will be computed in its entirety as from 2015, so that the amount which financial institutions may allocate to distribution of dividends be determined. Moreover, the requirement concerning the possible application of a 75% additional margin on the aforesaid requirement will continue to apply.

The Board of Directors will propose to the Meeting of Shareholders the distribution, as dividend, in cash, the sum of ARS 1.02 per share, which would yield a total amount to be distributed of 596,254,288.56 (102 % of the Bank’s capital stock of ARS 584,563,028, after the capital reduction that took place by operation of law during the fiscal year closed on December 31, 2014).

Considering that the distribution is subject to the prior authorization by the Central Bank of the Republic of Argentina, such institution’s approval will be requested.

Remuneration of Directors

The Bank has not changed its policy regarding the remuneration of Directors. All the members of the Board of Directors perform technical-administrative duties in the company.

The Meeting of Shareholders evaluates every year the Board’s conduct of business and performance, and thus determines the remuneration of directors.

The remuneration of Senior Managers consists of a fixed component (salary) and a variable sum consistent with the mission and values of the organization.

Acknowledgments

The Board of Directors thanks our customers, correspondents, providers and colleague entities, the shareholders, and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), Comisión Nacional de Valores (Argentine Securities Commission) and Bolsa de Comercio de Buenos Aires (Stock Exchange of the City of Buenos Aires) for the support we received.

We thank very specially the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, March 10, 2015.

The Board of Directors

56

Exhibit I – Sustainability and Reputational Goals

Sustainability Strategic Pillars	2014 Goals	2014 Compliance
Transparency in all our actions	Generate inclusion of the most vulnerable sectors in the use of new technologies and customer service channels, by implementing new commercial campaigns for these segments.	We simplified the information on how to operate in automated and virtual service channels, developed stylistic and discursive guidelines for the retired segment and improved signposting inside branches to allow visitors a more clear, understandable and diligent operation.
	Continue with our branch network expansion plan .	We installed new ATMs and Self-service Terminals to be closer to customers.
	Work to turn more efficient the SOX certification process, suggesting more controls at the entity level and redesigning self-testing.	We improved internal controls at the entity’s level and the self-testing processes.
Responsibility for people’s well-being and inclusion	Carry out a program of lectures on healthy life habits.	We organized a Lecture Program on healthy lives, turning it into a more complete project under the framework of a “2015 Healthy Work Environment Program”.
	Implement Flex-time system for the rest of the Central Areas.	We implemented Flex-time system on 100% of central areas.
	Develop an e-learning course on human rights.	We worked on redefining the contents, scope and depth of this issue at the organizational level.
	Evaluate new positions to integrate handicapped or disabled people.	We evaluated new positions allowing the integration of handicapped or disabled people and defined the inclusion in positions within the Customer Service and Administrative Departments.
Financial Education and Inclusion	Start a project related to the granting of microloans in some province of the Argentine northern region.	We launched the program known as “Alumbra Microloans” in Salta and we granted 78 loans.
	Make a financial education web site for the entire community.	We started designing a Financial Education Web site.
Pymes and venture development.	Complete a larger number of visits to suppliers and vendors in order to optimize the relationship and verify by visual observation the infrastructure and working conditions generally.	We visited 23 vendors under the program “Know your Supplier”, achieving a larger number of visits as compared to the previous year.

57

	Purchase 20% of the gifts from ventures or organizations.	We were able to purchase 25% of the gifts from Pymes.
	Keep on promoting local development projects and productive ventures in the communities in which we operate.	We maintained the “Macro y Potenciar Comunidades” program in Santa Rosa and Urundel, Salta; and in San Francisco, Jujuy.
Direct and indirect environmental impact	Implement the replacement of LED lightning in all ATMs inside the Bank’s premises.	We replaced with LED lights the ATMs lightning in 25% of the network and applied this system to all new construction works of the Bank.
	Organize at least 20% of the Bank’s own events on a “sustainable” basis.	We made “sustainable gifts”, such as bowls and cup handmade by Fundación Los Naranjos and llama wool blankets woven by “Hilandería Warmi”, a spinning venture in Jujuy that groups women from La Puna.
	Present and implement in alliance with local municipalities the Eco Bikes Program aimed at promoting sustainable tourism and local development.	We committed and started working the project in more than 10 districts. Most of the projects shall have their openings during 2015.

58

Exhibit II – Corporate Governance Explanatory Report

Compliance		Non-
Total (1)	Partial (1)	compliance (1)	Notify (2) or Explain (3)

PRINCIPLE I. TRANSPARENT THE RELATIONSHIP BETWEEN ISSUER, THE ECONOMIC GRUOP ISSUER LEADS AND/OR INTEGRATES AND ITS RELATED PARTIES

Recommendation I.1: Ensure the disclosure by the Management of policies applicable to the relationship of Issuer with the economic group Issuer leads and/or integrates and with its related parties.

Answer if:

Issuer has an internal rule or policy of authorization of transactions between related parties in compliance with section 73 of Law 17811, transactions performed with shareholders and members of the Management Body, top managers and auditors and/or members of the supervisory committee, within the scope of the economic group Issuer leads and/or integrates.

Explain the main guidelines of the internal rule or policy

x

Banco Macro S.A. (“Banco Macro” or the “Bank”) has adopted a procedure to comply with the provisions of the Capital Markets Act 26831 and the rules and regulations issued by the Comisión Nacional de Valores or CNV (N.T. 2003 and its amendments), as to treatment by the Audit Committee of the transactions with related parties involving a significant amount.

This procedure includes requesting the Audit Committee its opinion with respect to the transactions meeting the conditions set forth in the above mentioned law for acts and contracts involving a significant amount.

On the other hand, note that the Bank carries out its transactions with related parties under the same conditions as with the rest of its customers, complying with the applicable Credit Policies and the exposure limits regulated by the BCRA.

Additionally, the Bank, in its capacity as authorized financial entity, complies with the information provisions and obligations set forth by the Financial and Exchange Entities Act No. 21526 and the regulations issued by the Controlling Entity (Central Bank of the Republic of Argentina).

Pursuant to the laws (Business Company Act 19550), the specific applicable rules and regulations issued by the CNV, the professional accounting principles (Technical Resolution No. 21) and the best practices, the Bank informs about the transactions with affiliated and related companies (subsidiaries), in notes to the financial statements.

The information provided includes the relevant transactions carried out with shareholders and managers, in habitual market conditions.

59

Recommendation I.2: Ensure the existence of mechanisms to prevent conflict of interests. Answer if:

Issuer has, notwithstanding the laws and rules in force, clear policies and specific procedures to identify, handle and resolve any conflict of interest that may arise between the members of the Management Body, top management officers and auditors and/or members of the supervisory committee in their relationship with Issuer or with persons related to Issuer.

Include a description of the relevant aspects of such policies.

x

The Code of Ethics for Directors and Top Management Officers sets forth the procedure to be followed in case of interest overlapping or conflict of interest.

The Code provides that the Directors and Officers shall:

* Act honestly and in an ethical manner, including the ethical handling of any conflicts of interest, be they apparent or real, between their personal and professional relationships, promoting also an ethical behavior among colleagues and subordinates;

* Avoid any kind of conflict of interest known by them or which might be reasonably deemed known thereby, reporting the Audit Committee of the Bank’s Board of Directors (the “Audit Committee”) any significant transaction or personal relationship which might reasonably originate such conflict of interest;

Recommendation I.3: Prevent the abuse of privileged information. Answer if:

Issuer features, notwithstanding the laws and rules in force, achievable policies and mechanisms to prevent the abuse of privileged information by the members of the Management Body, top management officers, auditors and/or members of the supervisory committee, controlling shareholders or shareholders exercising significant influence, acting professionals and the rest of the persons listed in sections 7 and 33 of the Decree No. 677/01.

Include a description of the relevant aspects of such policies.

x

Banco Macro features a policy applicable to it and to its subsidiaries (collectively referred to as the “Bank”) in connection with the handling of the confidential information obtained by directors, executive officers and employees of the Bank and the trading of Securities (as defined below) issued by the Bank on the basis of such confidential information (hereinafter the “Policy”).

This Policy determines the guidelines allowing the directors, executive officers and employees of the Bank to comply with the obligations set forth by the laws in force and applicable to securities in the jurisdictions in which securities of the Bank are traded.

This Policy does not limit in any manner the restrictions and obligations set forth by the rules and regulations applicable to the trading of Securities. The directors, executive officers and employees of the Bank must be aware or informed about the obligations imposed by the different local and national rules and regulations in connection with the trading of Securities, before participating in that kind of transactions.

60

PRINCIPLE II. SET THE BASIS FOR A SOLID MANAGEMENT AND SUPERVISION OF ISSUER

Recommendation II. 1: Ensure the Management Body assumes the management and supervision of Issuer and the strategic orientation thereof. Answer whether the Management Body approves :

II.1.1.1 the strategic o business plan, as well as the management goals and annual budgets,	x

The Board of Directors each year approves the Business Plan, containing the description of all management goals and also he Expenditure and Investment Budget.

The Board trusts the Asset and Liability Committee (ALC) with the preparation of the Business Plan, based on the goals defined by the Bank’s management. In this respect, the Top Management executes and the ALC revises compliance with the Plan.

The Management Control Department is responsible for the follow-up of the budgeting process and informs the Asset and Liability Committee about the revisions made and the causes for the deviations detected by such Department.

The ALC informs the Board on the compliance with these plans and budgets.

II.1.1.2 the investment policy (investment in financial and capital assets) and the financing policy,	x

The Board trusts the Asset & Liability Committee (ALC) with the implementation, follow-up and adjustment of the Investment and Financing Policy. The Investment and Financing Policy is reflected in the Business Plan and the Expenditure and Investment Budget.

The Board evaluates and approves both and also becomes takes notice of the analyses performed by the ALC with respect to any deviations.

II.1.1.3 the corporate governance policy (Code of Corporate Governance compliance)	X

The Board of Directors has approved the Corporate Governance Policy applicable to the Bank and its subsidiaries. In addition, the Board has decided the creation of the Corporate Governance & Designations Committee. This Committee is in charge of Supervising the implementation and compliance with the good practices contemplated in the Code of Corporate Governance in the Bank and the subsidiary companies, all of which shall be informed to the Board.

II.1.1.4 the policy of selection, evaluation and remuneration of first-line managers,	x

With respect to the evaluation and remuneration of First-Line Managers, the Bank features a Compensation Policy that contemplates both the fixed remuneration as the variable one; the latter subject to the process of evaluation of goals and responsibilities.

The Incentive Committee is in charge of controlling whether the staff economic incentive system is consistent with the entity’s culture, goals, long-term business, strategy and control environment and the prudent assumption of risks.

The goals that Banco Macro pursues are to compensate its personnel ensuring recognition of their work and acts, internal equity, competitiveness, productivity, efficiency and added value.

As to the selection of personnel, Banco Macro’s policy is to ensure all vacancies are covered with the most appropriate person for each position, prioritizing internal candidates.

The Bank features a selection process that includes defining position requirements and search strategy, competence selection interviews, level of adjustment to the Bank’s culture and technical knowledge with Human Resources and the line, and also complementary pre-employment tests, aimed at gathering as much information as possible to choose the best candidate to fill the position.

61

II.1.1.5 the policy of allocation of responsibilities to first-line managers,	x

The Organization Guide includes a summary of the responsibilities and duties of first-line officers and higher positions (Assistant Directors/Managers) and lower positions. The Bank’s Organization Guide and Organization Chart are approved by the Board of Directors.

Furthermore, the Bank features several Policies that the Bank’s officers must observe and comply with, which are approved by such Body.

II.1.1.6 the supervision of first-line managers succession plans	x

Through the delegation to the Corporate Governance & Designations Committee. Such Committee is in charge of the process to replace or substitute top management officers, and of approving the designation thereof, following the guidelines of the executive officers succession plan. The Bank features guidelines for the succession of key positions.

II.1.1.7 the corporate social responsibility policy,	x

The Bank features a Corporate Social Responsibility Policy. The Board has decided that the Ethics & Compliance Committee shall be in charge of supervising the application of these guidelines. Besides, the Bank has a specific department that develops actions related to such policy.

II.1.1.8 integral risk management and internal control policies, and fraud prevention policies,	x

Risk Management: The Board has decided the creation of a Risk Management Committee that shall be in charge of following up top management activities as to credit, market, liquidity, operational and compliance risk management issues, among others. The Risk Management Committee also advises the Board on the risks to which the entity is exposed.

Internal Control: The Board defines clear guidelines with respect to the responsibility of each of the members of the organization. It is the responsibility of Top Management to implement appropriate internal control systems and to monitor the effectiveness thereof, periodically reporting to the Board about compliance with goals.

In addition, pursuant to the provisions set forth in the Capital Markets Act 26831 and the Rules and Regulations thereof as issued by the CNV (N.T. 2013 and the amendments thereof), it is the responsibility and duty of the Audit Committee to supervise the operation of the internal control systems and of the administrative and accounting system, as well as the reliability of the latter and of all the financial information or of other significant events submitted to the CNV (Argentine Securities Exchange Commission) and the self-regulated entities in compliance with the applicable information requirements.

Furthermore, the Bank has an Internal Audit Committee –as required by the rules of the Central Bank of the Republic of Argentina- in charge of supervising the appropriate operation of the internal control systems defined in the entity by means of periodic evaluations.

Finally, the Bank complies with the SOX Certification, which is part of the regulatory requirements of the New York Stock Exchange (NYSE) for companies listing its shares in the United States of America, and which requires the assertion that the Entity had, at the end of each fiscal year, an effective internal control over the financial reporting based on a set of control criteria defined in order to meet the requirements under the Auditing Standard No. 5 “An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements” (AS N. 5) issued by the PCAOB (Public Company Accounting Oversight Board).

This certification is reviewed by our Independent Auditors.

Prevention of Fraud: The Bank features a department with specific functions as to the prevention and investigation of frauds. The procedures in this regard are aimed at detecting behaviors and investigating fraudulent events and practices in order to protect customers’ rights and the Bank’s institutional image, preserving the transparency and safety of its transactions.

62

II.1.1.9 the policy of continuous training and formation for the members of the Management Body and of first-line managers. In case this policy is in place, please describe the main aspects thereof.	x

The Bank has a continuous training and formation program for the members of the Board of Directors and Top Management Executives. In addition, these officers, within the scope of their responsibilities, have the possibility of arranging their training in different subjects or topics related to the business, facilitating the Bank the necessary resources for such training.

During the last fiscal year, the Directors have been able to attend presentations related to Corporate Governance, Corporate Social Responsibility, Anti-Money Laundering issues, given by independent and internal advisors and which have had adequate compliance.

Besides they also attend regular information sessions about regulatory issues, of banking matters and also about micro and macro-economic aspects, in connection with the context.

Furthermore, Board members and top management officers frequently participate in courses, seminars or similar events that deal with banking, anti-money laundering issues, etc.

As to management executives, the Human Resources Head Department designs and implements, on an annual basis, the training and formation program which is approved by the Board.

II.1.2 If applicable, add other policies applied by the Management Body and not mentioned herein, and describe the significant aspects thereof.	x

•             Code of Banking Practices

•             Code of Investor Protection

•             Corporate Social Responsibility Policy

•             Protection of Personally Identifiable Information

•             Policy of Non-Discrimination in the Composition of the Board of Directors

•             Know Your Organization Structure Policy

•             Anticorruption Policy

•             Information Transparency Policy

II.1.3 Issuer features a policy aimed at ensuring the availability of relevant information for decision making by its Management Body and a direct enquiry line for management level members, in order to ensure a symmetric information resource for all its members (executive officers, independent and external) in equal conditions and with reasonable advance in order to allow the adequate analysis of the its content. Please specify.

x

The Bank complies with the provisions set forth in the Business Company Act 19550 as to the operation of the Board of Directors as corporate management body.

As to the meetings of the Board, before each one of them, the members of the Board are given the list of matters to be discussed and all relevant supporting information/ documentation allowing a correct analysis. Additionally, the members of the Board have the Secretary of the Board to answer any inquiries or questions that may arise.

On the other hand, the Bank’s committees operate subject to a set of rules and regulations and under the coordination of an officer, who shall be responsible for the distribution and access to the information material to be discussed in each meeting, before such meetings are held.

63

II.1.4 All matters submitted to the Management Body are accompanied by an analysis of the risks related to the decisions that such body may make, considering the corporate risk level defined as acceptable by Issuer. Please explain.

x	The Bank features Risk Management Policies and Procedures and a Risk Management Committee responsible of seeing to the application thereof. Within the scope of such Committee, the Entity has defined, with the Board’s approval, thresholds and limits for each exposure to significant risks, and an authorization scheme for the authorization of these exposures. Besides, Banco Macro features rules for the analysis and approval of new products and procedures, which include the analysis of any related risks.

Recommendation II.2: Ensure an effective control of corporate Management. Answer whether the Management Body verifies: :

II.2.1 compliance with the annual budget and the business plan,	x

The Assets & Liabilities Committee is in charge of following up the compliance with the Business Plan and the Budget. Such Committee shall inform the Board of Directors about any significant deviation it may detect.

II.2.2 the acts and actions of first-line managers and compliance of the goals defined for them (the level of expected profits versus the level of profits actually obtained, financial rating, accounting report quality, market share, etc.)

Include a description of the relevant aspects of Issuer’s Management Control policy providing details of the techniques employed and the frequency of the monitoring actions carried out by the Management Body.

x

The acts and actions of first-line managers and the fulfillment of their goals are evaluated on a permanent basis.

The Board as a whole and the Directors individually, through their participation in the different committees of the Bank, continuously evaluate the acts and actions of top management officers, in addition to the annual planning and evaluation contemplated in the Incentive Policy.

Furthermore, this review is carried out through the follow-up of the Business Plan and the Budget, which are responsibilities allocated by the Function Manual.

Recommendation II.3: Disclose the evaluation process of Management’s performance and the impact thereof. Answer whether :

II.3.1 Each member of the Management Body complies with the Bylaws of the company and, if applicable, with the Operating rules and regulations of the Management Body. Provide details of the main provisions of such Operating rules and regulations. Indicate the degree of compliance with the company’s Bylaws and the Operating Rules and Regulations.

x

The Board of Directors has no operating rules and regulations. Each of its members fully complies with the provisions of the corporate bylaws. Section 10 of the Financial Entities Act contemplates certain conditions the Directors must comply with.

64

II.3.2 The Management Body reports the results of its administration taking into account the goals set at the beginning of the year, so that the shareholders are able to evaluate the compliance degree of such goals, which include both financial and non-financial aspects. Additionally, the Management Body submits a diagnosis on the compliance degree of the policies described in Recommendation II, items II.1.1. and II.1.2

Describe the main aspects of the evaluation made by the Shareholders’ Meeting regarding the degree of compliance on the part of the Management Body of the goals set at the beginning of the year and of the policies described in Recommendation II, items II.1.1 and II.1.2, specifying the date of the Shareholders’ Meeting during which such evaluation was submitted.

x

The Board of Directors discloses the results of its administration through the Annual Report and the Balance Sheet, pursuant to section 66 and 63 of the Business Company Act 19550, respectively.

In addition, the Board set a Board Self-Assessment Policy, being the Corporate Governance Committee the body in charge of implementing this policy, which shall be carried out individually (with a Self-Assessment Survey) and in group, pursuant to the consolidated results obtained.

The Explanatory Report on the Code of Corporate Governance and the Corporate Governance Policy supplement the disclosure regarding the management scope.

Finally, it is worthwhile mentioning that the Directors’ administration has never been questioned by the shareholders.

Recommendation II.4: That the number of external and independent members be a significant proportion in the Management Body. Answer whether:

II.4.1 The proportion of executive external and independent officers (the latter as defined in the rules of this Commission) of the Management Body relates to Issuer’s capital structure. Please specify.

x

The Bank has the number of independent directors that is necessary to meet the requirements of the rules of the Central Bank of the Republic of Argentina, the Argentine Securities Exchange Commission and the Securities and Exchange Commission (“SEC”) and relates to Issuer’s capital structure.

II.4.2 During the present year, the shareholders agreed at a Shareholders’ Meeting upon a policy aimed at keeping a proportion of at least 20% of independent members over the total number of members of the Management Body.

Describe the relevant aspects of such policy and any other shareholders agreement that may help to understand the way in which the members of the Management Body are designated and for how long. Specify whether the independent capacity of the members of the Management Body was questioned during the course of the present year and whether there has been any abstention due to conflict of interests.

x

There is no need of a shareholders’ agreement to keep a proportion of at least 20% of independent members, pursuant to the laws mentioned in the preceding item.

The Bank complies with the indicated proportion since five out of the 12 members elected by the Shareholders’ Meeting to compose the Board of Directors have declared their independent capacity, and therefore, the proportion achieves 41% of the members.

The independent capacity of the members of the Board has not been questioned.

65

Recommendation II.5: Commit to the existence of rules and proceedings inherent to the selection and proposal of the members of the Management Body and first-line managers. Answer whether :

II.5.1 Issuer has a Designations Committee	x		The Bank has a Designations Committee (known as Corporate Governance and Designations Committee)
II.5.1.1 composed by at least three members of the Management Body, a majority of which acts as independent member,		x	The Corporate Governance and Designations Committee is composed of three members of the Board and only one of them acts as independent director.
II.5.1.2 chaired by an independent member of the Management Body,	x		The Bank determined this Committee shall be chaired by an independent director.
II.5.1.3 whose members prove to have enough knowledge and experience in human capital policy matters	x		The members of the Committee have long and proved experience in terms of Human Resources and solid knowledge of the banking business.
II.5.1.4 that meets at least twice a year.	x		The Committee meets at least semi-annually.
II.5.1.5 whose decisions are not binding for the General Shareholders’ Meeting but rather of an advisory nature as to the selection of the members of the Management Body.	x

For the Argentine Law, the shareholders are the only ones authorized to propose the members who shall compose the Board.

According to the Board of Directors definition, under the Corporate Governance Policy, the directors must be morally suitable and have experience in and knowledge of the banking business. There are no formal requirements to participate in the board apart from those set forth by the applicable laws.

On the other hand, the Central Bank of the Republic of Argentina (BCRA), through its CREFI circulars (communications regarding the Creation and Operation of Financial Entities), sets forth evaluation criteria followed in order to grant the authorization to the directors designated by the shareholders’ meeting.

Pursuant to the rules of the BCRA, the boards of financial entities shall be composed of at least an 80% of persons with knowledge and previous experience related with financial activities.

Therefore, the background of the directors appointed by the shareholders’ meeting are evaluated by the Central Bank and such directors may not hold such positions without being previously authorized by the Board of such Institution.

66

II.5.2 In case the entity has a Designations Committee, answer whether such Committee :

II.5.2.1. verifies the annual review and evaluation of its rules and regulations and suggests the Management Body the amendments for the approval thereof,	x		The Committee revises on an annual basis its rules and regulations and suggests to the Board any possible amendments or changes to be done.
II.5.2.2 proposes the development of criteria (qualification, experience, professional reputation, ethics and other) for the selection of new members of the Management and first-line managers,		x

The Board of Directors has defined the criteria for the selection of new members of the Board and included them in the Corporate Governance Policy (see II.5.1.5).

The Bank’s directors must be morally suitable and have experience in and knowledge of the banking business. There are no formal requirements to participate in the board apart from those set forth by the applicable laws.

Fulfillment with such requirements is evaluated at the time of the proposal for the designation of the directors made by the shareholders’ meeting as well as on a periodic basis during the time the director holds office as such.

As to First-line Managers, the Bank features a selection process that includes defining position requirements and search strategy, competence selection interviews, level of adjustment to the Bank’s culture and technical knowledge with Human Resources and the line, and also complementary pre-employment tests, aimed at gathering as much information as possible to choose the best candidate to fill the position.

II.5.2.3 identifies candidates to hold office as members of the Management Body to be proposed by the Committee to the General Shareholders’ Meeting,			We consider this item does not apply since the Argentine laws establish that the proposal for the designation of new Directors must be submitted by the shareholders, who have not delegated such functions.
II.5.2.4 suggests members of the Management Body who shall act as members of the different Committees within the Management Body in accordance with their background			We consider this item does not apply since the Board of Directors is the body deciding the composition of the Bank’s Committees.
II.5.2.5 recommends that the Chairman of the Board shall not simultaneously act as General Manager of Issuer	x

The Bank complies with this recommendation since the President of the Bank does not act as general manager. The Board has delegated certain functions and responsibilities to an Executive Committee (the creation of which is provided for in the bylaws). Two assistant managers, one of them with commercial functions and the other one with operating functions, report to such Executive Committee. Staff departments of the Board also depend of the Executive Committee.

II.5.2.6 ensures the availability of the resumes of the members of the Management Body and first-line managers in Issuer’s web site, where there is express indication of the term of their mandates in the first case,

	x		Pursuant to the provisions of the Board contemplated in the Transparency Policy, the Bank’s web site shows the information regarding the composition and a brief description of the resumes of the directors, the members of the supervisory committee and first-line managers.

67

II.5.2.7 confirms the existence of a succession plan applicable to the Management Body and first-line managers	x

The Argentine laws grant the shareholders’ meeting the power to appoint the members of the board of directors of a company.

First-line Managers. When companies need to develop a Business Strategy, they require physical and financial assets, and inevitably people to provide them with the knowledge and management capacity.

For this reason, the Bank decided that Human Capital must also be planned, in order to efficiently meet present and future requirements of the business.

This planning implies: identifying business needs and what competences and capabilities we will need; when should they be available and implementing actions to have the necessary professional resources for each moment.

It’s Banco Macro’s policy to have a qualified professional team to hold Management positions and to allow the Bank’s short, medium and long-term growth and development.

II.5.3 If applicable, please add any implemented policies designed by the Designations Committee of Issuer not mentioned in the preceding item.		Not Applicable.

Recommendation II.6: Evaluate whether it is convenient to have the members of the Management Committee and/or auditors and/or members of the supervisory committee rendering services for several Issuers.

Answer whether:

Issuer establishes a limit to the members of the Management Body and/or auditors and/or members of the supervisory committee to render services for or hold offices in other entities that are not part of the economic group, controlled by Issuer and/or of which Issuer is a member. Specify such limit and indicate whether during the year Issuer detected and verified any violation of such limit.

x

The board considers appropriate not to limit the number of companies in which the directors and/or auditors of the Bank may hold office as such. The board bases its decision in this respect on the diversity of knowledge and experience that such other offices may contribute to the directors and/or auditors.

This decision is contemplated in the Corporate Governance Policy as approved by the Board of Directors.

68

Recommendation II.7: Ensure the training and development of the members of the Management Body and first-line managers of Issuer Answer whether :

II.7.1 Issuer has continuing Training Programs related to Issuer’s needs for the members of the Management Body and first-line managers, which include matters regarding their role and responsibilities, the integral management of business risks, specific aspects of the business and the rules and regulations applicable thereto, corporate governance dynamics and matters regarding corporate social responsibility. In the case of the members of the Supervisory Committee, international accounting standards, audit and internal control principles and rules and specific capital market rules and regulations.

Describe the programs implemented during the year and the level of fulfillment thereof.

x

The Bank features a continuing formation and training program for the members of the Board and Top Management officers. In addition, these officers, within the scope of their responsibilities, have the possibility of arrange their training in different subjects related to the business, and the bank facilitates the necessary resources to allow such training.

During the last fiscal year, the Directors have attended training courses on Corporate Governance, Corporate Social Responsibility, Anti-Money Laundering, which have been given by independent and internal advisors and have had adequate compliance.

Besides, they are given information sessions related to regulatory matters of banking nature and also on micro and macroeconomic aspects.

They frequently participate in courses, seminars or similar events on banking, anti-money laundering matters, among other subjects.

As to management executive officers, each year the Human Resources Department designs and implements the formation and training program.

 II.7.2 Issuer encourages, by other means not described in II.7.1 above, the members of the Management Body and first-line managers to keep a constant training to complement is formation level in order to add value to Issuer. Indicate how Issuer accomplishes this.

x

The formation and training program is aimed at fostering the compromise of those who direct the company so that they are the main transmission sources both of knowledge and the Bank’s culture.

Therefore, our policy includes both internal and external training activities in order to allow the officers to propose the formation alternatives that best suit or meet their needs and the needs of the person to carry out his/her work at the Bank.

PRINCIPLE III. GUARANTEE AN EFFECTIVE POLICY OF IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE OF BUSINESS RISK
Recommendation III: The Management Body must have an integral business risk management policy and monitors the appropriate implementation thereof. Answer whether :

III.1 Issuer features integral business risk management policies (compliance with strategic, operating, financial goals, with account reporting requirements, laws and rules and regulations, among other). Please describe the most relevant aspects of such policies.

x

Macro Risk Management Policy defines the environment for the risk management process, under the notions of risk identification, measurement and monitoring. It also establishes the responsibilities of each level within the Organization in this process.

The risk management process includes the Board defining exposure limits for each of the risks, following up the exposure of each of such limits by the persons in charge, preparing periodic reports for the Risk Management Committee, following up the alerts and applying the relevant action plans to such alerts.

69

III.2 There is a Risk Management Committee within the Management Body or the General Management. Please inform about the existence of procedural guidelines and provide details of the principal risk factors that are specific for Issuer or its activity and the implemented mitigation actions. In the absence of such Committee, please describe the supervisory function performed by the Supervisory Committee as the risk management.

Additionally, specify the interaction level between the Management Body or its committees and Issuer’s General Management regarding the integral business risk management actions and proceedings.

x

The Board of Banco Macro approved the creation of a Risk Management Committee. One of its responsibilities is to ensure the definition of an independent risk management, coordinating the administration of the different kinds of risks and the corresponding persons in charge thereof.

In this sense, the Committees coordination includes the persons in charge of Financial Risk, Credit Risk, Operational Risk and Compliance Risk; being as well responsible for the application of the guidelines contemplated in the macro Risk Management policy. Both assistant general managers participate in the Committee as well.

Within the scope of risk management, each person in charge of risk management issues designs and implements the specific policies and proceedings applicable to each of the risks (credit, market, operational), follows up risk exposure based on the limits and/or thresholds defined for each risk in agreement with the Board. Additionally, the person in charge informs about any alerts that may arise and coordinates the implementation of the applicable action plans to regularize the situation. The description of the risk management framework is included in the Annual Report prepared for the present fiscal year, in the notes to the Financial Statements and in our Web site.

The Committee keeps the Board updated and informed about the risk management framework. The Board is aware of all the minutes of the meetings held by the Committee.

III.3 There is an independent function within Issuer’s General Management that implements the integral risk management policies (function of the Risk Management Officer or equivalent). Specify.	x

Risk management responsibility falls on the Risk Committee.

The Risk Management Committee is in charge of following up Top Management’s activities as to credit, market, liquidity, operational, compliance and reputation risk management matters, among other things.

Is the responsibility of the Committee to establish an independent risk management, coordinating the administration of the different kind of risks and the corresponding persons in charge. It also advises and keeps the Board informed about the entity’s risks.

III.4 Integral risk management policies are constantly updated in accordance with the recommendations and methods recognized and accepted in this field. Specify which ones (Enterprise Risk Management, under the scope of COSO – Committee of Sponsoring Organizations of the Treadway Commission-, ISO 31000, IRAM 17551, section 404 of Sarbanes-Oxley Act, others)

x

Risk Management Policies are continuously updated, adjusting the bank’s practices to the best market practices, based on the model’s maturity.

Those officers in charge of Credit Risk, Market Risk, Operational Risk and Compliance Risk issues keep their policies and specific procedures updated and submit to the consideration of the Risk Committee any amendments or changes that must be introduced and, also, recommend the Committee the incorporation of improved aspects into the Macro Risk Management Policy.

Risk management policies are in line with the recommendations issued by the Basle Committee and the rules of the BCRA and complies with section 404 of Sarbanes-Oxley Act.

III.5 The Management Body communicates the results of supervision of risk management actions performed on a joint basis with the General Management in the financial statements and in the annual report. Describe the main aspects of the statements made therein.

x

The risk management framework is shown through the Notes to the Financial statements, the Annual Report for the relevant fiscal year, and in our Web site section called Investors Relations.

(http://ri-macro.com.ar/). Additionally, in such web site we publish the Market Discipline report, a summary of the risk management framework applied by the Bank.

The main aspects of the disclosure involve a description of the process of identification, measurement, monitoring and control applicable to each risk, as well as the guidelines for stress tests and the methods used to determine de economic capital.

70

PRINCIPLE IV. PROTECT THE INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: Guarantee the independence and transparency of the functions entrusted to the Audit Committee and the Independent Auditor. Answer whether :

IV.1. At the time the Management Body appoints the members of the Audit Committee, taking into account that the majority of them must be independent, evaluates the convenience that such Audit Committee be presided by and independent member.

x

The Bank lists its shares in the New York Exchange; therefore it is subject to Rule 10A-3 of the Securities Exchange Act of 1934 (Section 303A.06), which establishes that all the members of the Audit Committee must be independent Directors.

The Bank’s Audit Committee is composed of three regular directors and one alternate director, who are independent under the rules of the CNV. Accordingly, the Chairman of the Audit Committee must be an independent Director.

IV.2 There is an internal audit function reporting to the Audit Committee or to the Chairman of the Management Body and that is in charge of evaluating the internal control system.

Indicate whether the Audit Committee or the Management Body makes an annual evaluation about the performance of the internal audit department and the degree of independence of its professional work, meaning that the professionals in charge of such function are independent from the rest of the operating departments and also meet independency requirements as to the controlling shareholders or related entities having significant influence on Issuer.

Specify, as well, whether the internal audit function carries out its work in accordance with the standards of international profession of internal audit issued by the Institute of Internal Auditors (IIA).

x

There is an Internal Audit function that reports to the Audit Committee provided for in section 109 of the Capital Markets Act 26831 and to the Internal Audit Committee (the latter, required under the provisions of the Central Bank of the Republic of Argentina).

The Audit Committee provided for in section 109 of the Capital Markets Act 26831 performs an annual review on the performance of the Internal Audit department and also on the degree of independence of such activities. This evaluation is carried out by reviewing the internal auditors’ plans and the performance thereof. Particularly, there are periodic meetings with them in order to learn about: i) their responsibilities, ii) the internal audit policies and proceedings, iii) the scope and plans for the fiscal year, including the sufficiency of available resources to be used, personnel’s experience and related costs, iv) their evaluation on the quality of the controls carried out by the Entity, v) fraud-related risk factors, and vi) the kind of reports issued thereby and to whom they address and send such reports. In addition, they discuss about: i) the quality of the Entity’s general control environment, ii) the material recommendations to improve internal controls and the Board’s response to such recommendations, iii) the treatment given to material recommendations issued by independent auditors in order to improve internal control and, iv) the effectiveness of internal controls over the accounting reports to be used by third parties.

The Internal Audit department reports directly to the Committee, being independent form the operating and business departments.

The internal audit department performs its work in accordance with the standards of international profession of internal audit issued by the Institute of Internal Auditors (IIA).

In addition, the Internal Audit department is evaluated by the Central Bank of the Republic of Argentina.

71

IV.3 The members of the Audit Committee perform an annual evaluation of the competence, independence and performance of Independent Auditors appointed by the Shareholders’ Meeting. Describe the relevant aspects of the proceedings used to carry out such evaluation.

x

 The Audit Committee provided for in section 109 of the Capital Markets Act 26831 makes an annual evaluation of the competence, experience and performance of Independent Auditors, through periodic meetings with them in order to learn about: i) the internal quality controls the have, ii) the scope and plans for their reviews limited by interim periods and for their audit for the final year, including the sufficiency of the resources to be used and the fees, iii) their evaluation of the risk of material errors in the financial statements and the designed controls, iv) the departments evaluated as of higher risk, and v) internal control improvement recommendations. Besides, at such meetings the Audit Committee and the Independent Auditors discuss about: i) critical accounting policies and alternative accounting treatments discussed with the Management, ii) the most significant estimates and opinions, iii) changes in the scope of the work or proceedings planned due to a change in risk assessment, iii) weakness in internal control of accounting reporting, iv) the use of specialized people or experts in material matters, and v) the results of their limited reviews and audits.

Finally, the Committee evaluates the different professional services and their relationship with independence, pursuant to the provisions of the professional standards, the CNV’s rules and regulations and the internal policies aimed at ensuring compliance with the above described independence rules and/or standards. The Bank has obtained information on the composition of the fees billed by the different services rendered in accordance with the categorization defined under the CNV’s rules and regulations.

The Independent Auditors’ function is in turn evaluated by the Central Bank of the Republic of Argentina.

IV.4 Issuer features any policy regarding the rotation of the members of the Supervisory Committee and/or the Independent Auditor; and in connection with the latter, whether such rotation includes the auditors company or firm or only the individuals that are members thereof.

x

The provisions of the Central Bank of the Republic of Argentina, through the CONAU rules – Accounting and Audit, Chapter F – Minimum Provisions on Independent Audits of the BCRA, provide for the rotation of the signing partner every five years.

On the other hand, the provisions of the CNV for issuing companies provide that the maximum period in which an firm or company may perform audit functions in an entity authorized to make public offering of its negotiable securities, must not exceed THREE (3) years and that the members of such audit firm or company may not act as such form more than TWO (2) years.

In addition, the Bank has no rotation policy applicable to the members of the Supervisory Committee, since the designation thereof is the responsibility of the shareholders.

PRINCIPLE V. RESPECT THE RIGHTS OF SHAREHOLDERS
Recommendation V.1: Ensure shareholders have access to Issuer’s information. Answer whether :

V.1.1 The Management Body promotes periodic information meetings with the shareholders simultaneously with the presentation of the interim financial statements. Provide details and indicate the number and frequency of the meetings held during the year.

x

The Investor Relations department, operating within the Finance Managing Department and whose purpose is to create and maintain relations with institutional investors, analysts and other agents of the local and international financial system, organized during 2012 four public conference calls with investors, in which they submitted the quarterly/annual statements of income.

72

V.1.2 Issuer features mechanisms to keep investors informed and a specialized department to attend to their queries. It also has a web site available to the shareholders and other investors, and allowing an access channel for them to be able to contact among themselves. Provide details.

x

Issuer features a cannel open to investors through its web site and a specialized department devoted to managing Investor Relations through which investors may direct their queries and/or requests.

Additionally, Issuer hired a press release distribution services and a mail distribution system (mailing) that allows the distribution of all news Issuer considers relevant.

Due to the shareholding structure of Banco Macro and the knowledge they have of each other, the Bank does not consider necessary to establish access channels to allow the shareholders to contact among them.

Recommendation V.2: Encourage shareholders’ active participation. Answer whether :

V.2.1 The Management Body adopts actions to encourage the participation of all the shareholders in the General Shareholders’ Meetings. Specify, differentiating those measures or actions required by law and those voluntarily offered by Issuer to its shareholders.

x

Banco Macro considers very important to encourage and Foster the attendance and active participation of minority shareholders in the meetings. The Board is permanently watching over the respect of the rights of all the shareholders.

There are no restrictions at all which may limit the participation of such shareholders, being their rights legally and statutorily guaranteed and protected.

V.2.2 2 The General Shareholders Meeting has Rules and Regulations for its operation that ensure the information is available to the shareholders, sufficiently in advance for decision making. Describe the main guidelines of such Rules and Regulations.

	x	The provisions of the Business Company Act No. 19550 ensure that the information and documentation for decision making by the shareholders’ meeting is available to the shareholders sufficiently in advance.
V.2.3 The mechanisms implemented by Issuer for the minority shareholders to propose matters to be discussed at the General Shareholders’ Meeting pursuant to the laws in force. Explain the results.	x	Banco Macro complies with the mechanisms established under Act 19550 and the Rules of the Argentine Securities Exchange Commission (CNV), so that the minority shareholders may propose mattes to be discussed at the General Shareholders’ Meeting.

V.2.4 Issuer features policies encouraging the participation of the most relevant shareholders, such as institutional investors. Specify.	x

Banco Macro complies with the applicable laws and, therefore, gives the same treatment to all the shareholders.

The Bank has a department of Investor Relations devoted to create and maintain relations with institutional investors, analysts and other local and international financial system agents.

73

V.2.5 At Shareholders’ Meetings, the agenda of which includes the designation of members of the Management Body, the entity discloses, prior to voting: (i) the position of each of the candidates as to the adoption or not of a Code of Corporate Governance; and (ii) the basis for such position.

The Bank has determined that these representations be made at shareholders’ meetings and this aspect is communicated to the shareholders in the notice calling to the relevant meeting.

Recommendation V.3: Guarantee the equity principle between share and vote. Answer whether :

Issuer features a policy that encourages the equity principle between share and vote. Indicate the changes in the composition of outstanding shares per class during the last three years.	X

Pursuant to Sect. 216 of the Business Company Act 19550, no shares with privileged voting rights may be issued after the company has been authorized to enter the public offering regime.

Therefore, at present Banco Macro cannot issue shares with plural voting votes. The existing 11,235,670 shares with 5 votes represent 1.9% of the total outstanding shares.

The composition of the capital stock has not changed during the last three years:

Class A Shares: 11,235,670

Class A + Class B Shares: 584,563,028

Recommendation V.4: Define mechanisms to protect all the shareholders from control changes. Answer whether :

Issuer adheres to the public offering regime of mandatory acquisition. Otherwise, specify if there are other alternative mechanisms provided for in the entity’s bylaws, such as tag along or other.	x

Banco Macro adheres to the mandatory public offering regime of acquisition under the Capital Markets Act 26831 and its applicable Rules and Regulations issued by the CNV (N.T. 2013 and the amendments thereof).

74

Recommendation V.5: Increase the percentage of outstanding shares over capital sock.. Answer whether :

Issuer has a stock dispersion of at least 20% for its common shares. Otherwise, Issuer has a policy aimed at increasing stock dispersion in the market.

Indicate Issuer’s stock dispersion as a percentage of Issuer’s capital stock and the changes it went through during the last three years.

x

Banco Macro’s stock dispersion index is above the 20% defined as good practice.

Three comparative years: (Add Table)

Floating      Anses (FGS)       Controlling Group

12/31/2012         29.84      30.97               39.19

31/12/2013         30.37      30.97               38.66

31/12/2014         29.96      30.97               39.07

Recommendation V.6: Ensure a transparent dividend policy. Answer whether :

V.6.1 Issuer features a dividend distribution policy under the Corporate Bylaws and approved by the Shareholders’ Meeting, which establish the conditions to distribute dividends in cash or in kind. If such policy exists, indicate the criteria, frequency and conditions that must be met to declare the payment of dividends.	x

Section 32 of the bylaws provides for the application by shareholders’ meeting shall of the net profits reported in the financial statements as approved by such management.

The Corporate Governance Policy provides that the dividend distribution policy of Banco Macro is based on keeping the appropriate balance between the distributed amounts and the investment and expansion policies of the Bank. It is worthwhile to mention that this dividend policy may be conditioned in the future for the existence of market regulations and for the strategic plans that the company may adopt on each opportunity.

Additionally, the distribution of dividends to shareholders is regulated by Communication “A” 5072 (Revised CONAU-B. Accounts Manual – 9. Income Distribution) issued by the Central Bank of the Republic of Argentina and subject to its express approval.

V.6.2 Issuer has documented processes for the preparation of the proposal regarding the application of accumulated earnings of Issuer deriving in the creation of legal, statutory or voluntary reserve funds, or carry forwards and/or payment of dividends.

Explain such processes and provide details as to which Shareholders’ Meeting approved the distribution (in cash or in kind) or otherwise resolved no to distribute such earnings, in case there are no provisions regarding this aspect in the Corporate Bylaws.

x

The Bank features a procedure for the preparation of the “Year Profit Distribution Project”. Such procedure involves the determination of the distributable amount under the provisions of Communication “A” 5372 of the Central Bank of the Republic of Argentina, the issuance of accompanying reports on the results thereof, the effects of the potential distribution of profits on the technical relationships with the BCRA, the Banks financial position and Business Plan. These reports are submitted to the Board of Directors to be taken into account at the time of making the proposal to be submitted to the Shareholders’ Meeting, which shall be previously authorized to by the Superintendency of Financial and Exchange Entities, in case it contemplates the distribution of cash dividends.

The Shareholders’ Meeting held on April 29th 2014 resolved to apply the retained earnings of the year 2013 as follows:

“Total Retained Earnings: 2,515,402,050.52, applied as follows: a) AR $488,713,267.35 to the Legal Reserve fund; b) AR $95,325,750 to the Statutory Reserve fund – Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 19,711,710.67 to tax on corporate personal assets and participating interests; d) AR$ 1.911,621,322.50 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina. The Shareholders’ Meeting further resolved to approve the release of $596,254,288.56 from the optional reserve fund created by the General and Extraordinary Shareholders’ Meeting held on April 16th 2012, for the payment of a cash dividend.

75

PRINCIPLE VI. MAINTAIN A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY

Recommendation VI: Provide to the community the disclosure of matters related to Issuer and a direct communication channel with the company. Answer whether :

VI.1 Issuer features an updated public access Web site, not only providing company-related information (bylaws, economic group, composition of the Management Body, financial statements, annual report, among other information) but also servicing and attending to customers queries in general.

x

Banco Macro’s Web site contains an “Investors” link where the Bank presents company-related information required to comply with the best practices.

In addition the Bank has defined several contact mechanisms through the channels receiving customers’ queries (branch offices, call center, customer service, Internet banking).

VI.2 Issuer issues a Social Corporate and Environmental Responsibility Report on an annual basis, under the verification of an Independent Auditor. In case it does so, indicate the scope or legal or geographical coverage thereof and where to find it. Specify which standards or initiatives Issuer has adopted to carry out its corporate social responsibility policy (Global Reporting Initiative and/or United Nations Global Compact ISO 26,000, SA8000, Milenium Development Goals, ESG 21-Foretica, AA 1000, Equator Principles, among other).

x

Banco Macro issues from the year 2007 its annual report on Corporate Social and Environmental Responsibility accounting for the actions performed throughout the country. For the preparation thereof the Bank uses the guidelines provided under G3 standards of the Global Reporting Initiative (GRI). This document represents in addition the Communication on Progress that the members of the United Nations Global Compact must annually submit and to which we adhere since 2009. The report had in its last edition a revision made by the Bank’s Internal Audit department. These documents are available in http://macro.com.ar/institucional

PRINCIPLE VII. PAY FAIR AND RESPONSIBLE REMMUNERATIONS

Recommendation VII: Define clear remmuneration policies applicable to the members of the Management Body and first-line managers, paying particular attention to the recognition of conventional or statutory limitations based on the existence or non-existence of earnings.

Answer whether:

VII.1 Issuer has a Remuneration Committee	x

The Board has established the creation of an Incentive Committee, with responsibilities regarding the supervision of the economic incentive system applicable to the Bank’s personnel and its consistency with the Entity’s culture, goals, long-term business, strategy and control environment and prudent assumption of risks. In the definition and description of such responsibilities the Entity considered the recommendations issued by the Central Bank of the Republic of Argentina in its Communication “A” 5201 – Financial Entities Corporate Governance Guidelines.

76

VII.1.1 composed of at least three members of the Management Body, in its majority independent members,		X		The Incentives Committee is composed of 3 members, out of which one is an independent director.
VII.1.2 presided by an independent member of the Management Body,	x			The Remuneration Committee is presided by an independent director.
VII.1.3 composed by members who prove to have sufficient knowledge and experience in human resources policies,	x			The Committee members prove to have knowledge and experience in banking business matters and in human resource management-related policies.
VII.1.4 that meets at least twice a year,	X			The Committee meets at least semiannually.

VII.1.5 whose decisions are not necessarily binding upon the General Shareholders’ Meeting or the Supervisory Committee , but are of an advisory nature as to the remuneration of the members of the Management Body.

x

The Argentine laws provide that the Shareholders’ Meeting shall evaluate on an annual basis the performance and acts of the Board at the time of holding the general meeting evaluating the matters provided for under subsections 1 and 2 of section 234 of the Business Company Act No. 19550. To the date hereof, such body has not evaluated the possibility that the Board evaluates its own performance prior to the holding of such Shareholders’ Meeting.

Notwithstanding the above, the Board has established for its own management, the Board’s Self-Assessment Policy, being the Corporate Governance Committee the body in charge of seeing to the implementation thereof, which shall be performed individually (through a Self-Assessment Survey) and in group, pursuant to the consolidated results obtained.

VII.2 If Issuer does not have a Remunerations Committee, answer whether:

VII.2.1 it ensures the existence of a clear relationship between the key personnel’s performance and the fixed and variable remuneration thereof, taking into account the risks assumed and the management thereof,

x

The Variable Remuneration program, within the scope of the Remuneration Policy, is consistent with the mission and values of the organization, the goals, the long-term business sustainability, the strategy, the control environment and the prudent assumption of risks. The Variable Remuneration is aimed at recognizing the extraordinary performance of the employees in accordance with:

•    the employee’s contribution to the results obtained

•    the employee’s acts in line with the mission and values of the Organization

The relevant variables for the determination of the remunerations are the following:

•    Position’s degree of responsibility and complexity

•    Employee’s Capacities and Potential

•    Employee’s Performance and Results

•   Position with respect to reference market

•    Organization’s results

77

VII.2.2 it supervises that the variable portion of the remuneration of the members of the Management Body and first-line managers relates to the medium/long-term performance of Issuer,		x

The Incentives Committee supervises compliance with the Remuneration Policy and carries out an annual revision of the entire incentive system. The Remuneration Policy, in its chapter on variable remuneration, includes the First-line Managers and some supervision positions.

The remuneration of the Directors is determined by the Shareholders’ Meeting that evaluates on annual basis the performance and acts of the Board at time of holding the general meeting called to consider the matters provided for under subsections 1 and 2 of section 234 of the Business Company Act No. 19550.

The shareholders’ meeting defines a fixed amount as annual remuneration of the directors in accordance with reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Act No. 19550, as amended and supplemented and the Rules of the Argentine Securities Exchange Commission (CNV).

VII.2.3 it revises the competitive position of Issuer’s policies and practices as to remunerations and benefits of comparable companies, and recommends or does not recommend changes,	X		The Remuneration Policy includes as fixed remuneration revision mechanism the evaluation of the level thereof within the market scenario.
VII.2.4 it defines and communicates Issuer’s employee-retention, promotion, dismissal and suspension policy applicable to key personnel,	X

The Remuneration Policy, the supervision of which is the responsibility of the Incentive Committee, contemplates the mechanisms to be applied in order to evaluate the retention and promotion of the employees marked as key employees for the organization.

On the other hand, the Bank has implemented a Code of Ethics and a Code of Business Conduct applicable to its officers. Deviations from internal compliance standards, is within the scope of the Ethics and Compliance Committee and some of the penalties are the suspension or dismissal of employees.

VII.2.5 it informs the guidelines to determine the retirement programs for the members of Issuer’s Management Body and first-line managers,			Not applicable since Issuer has not defined retirement programs.
VII.2.6 it accounts on a regular basis for the actions taken and the matters analyzed during its meetings to the Management Body and the Shareholders’ Meeting,	x		The Board acknowledges the minutes of the meetings held by the Incentive Committee.

VII.2.7 it guarantees the presence of the chairman of the Remuneration Committee at the General Shareholders’ Meeting approving the remunerations payable to the Management Body for the chairman to explain Issuer’s policy as to the remuneration of the members of the Management Body and first-line managers.

This item does not apply since the shareholders’ meeting determines the annual remuneration of the directors in accordance with the reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Act No. 19550, as amended and supplemented and the Rules of the Argentine Securities Exchange Commission (CNV).

In addition, it is not applicable for the reasons described in the Remuneration Policy and because in the case of Banco Macro First-line Managers are hired by the Bank and receive no additional payments apart from their remuneration.

78

VII.3 If relevant, please mention the policies applied by the Remuneration Committee of Issuer not described in the preceding section.	Not applicable.
VII.4 If Issuer has a Remuneration Committee, explain how the functions described in VII.2 are performed within the Management Body.	Not applicable.

PRINCIPLE VIII. ENCOURAGE CORPORATE ETHICS
Recommendation VIII: Guarantee ethical behavior within Issuer. Answer whether :

VIII.1 Issuer has a Code of Business Conduct. Describe the main guidelines and if such Code is available to the public in general. Answer if such Code is signed by at least the members of the Management Body and first-line managers. Indicate whether Issuer’s employees are encouraged to apply such Code to suppliers and customers.

x

Banco Macro has adopted a Code of Ethics for first-line financial officers (hereinafter referred to as the “Code of Ethics”), applicable to directors and first-line managers of the Bank and to the persons that carry out similar functions (jointly referred to as “First-line Financial Officers”). This Code is available to the public in general and can be found in our corporate web site.

The Bank expects all its employees to act in accordance with the highest personal and professional integrity levels in all aspects of their activity, to comply with the applicable laws, to discourage the performance of reprehensible acts and to abide by the Bank’s Code of Conduct and other policies and proceedings adopted by the entity and that regulate the conduct of its employees. This Code of Ethics supplements the Bank’s Code of Conduct.

Furthermore, the Bank has implemented the Code of Conduct for Suppliers, aimed at transmitting suppliers the mission, philosophy and values of the Bank, so as to bring to them the responsibility of sustainable actions. This Code includes aspects such as Ethical Behavior, Human Rights, Employment Practices, Environment and Conduct.

VIII.2 Issuer features mechanisms to receive the reporting of any unlawful act or any non-ethical action, in person or through any electronic means ensuring the information transmitted meets high confidentiality and integrity standards, such as those of registration and preservation of information. Indicate whether the report-reception and evaluation services are rendered by Issuer’s personnel or by independent professionals for additional protection of those who report this kind of acts or behavior.	x

In line with its integrity and transparency standards, Banco Macro has made available to its personnel, suppliers, investors, and third parties in general, a confidential communication cannel known as Transparency Line.

This communication channel allows the reporting of any possible irregularities, including without limitation, those regarding accounting, audit and internal control issues.

The reports may be sent in writing by generating an electronic document through our Transparency Line available 24 x 7. In order to facilitate the analysis of the reports addressed to the Transparence Line it is very important to describe all details regarding: what happened, who were the persons involved, when, how and where such behavior or act took place.

The Audit Committee analyzes the reports received through our Transparency Line, considering all the information furnished in such reports as strictly confidential to the extent permitted by the applicable law. The reports are received and evaluated by the Bank’s personnel reporting to the Committee.

79

VIII.3 Issuers features policies, processes and systems to manage and resolve the reports described in item VIII.2. Please describe the most relevant aspects thereof and indicate the degree of involvement of the Audit Committee in such resolutions, particularly in those related to accounting reporting internal control issues and to the behavior of the members of the Management Body and first-line managers.

x

The Audit Committee has defined proceedings to manage and resolve the reports received through the Bank’s Transparency Line.

The reports are entered through a link in the Bank’s web site and subsequently registered in a system that returns the person entering such report a control number. This number allows the person to follow up the situation or stage of the process.

The reports are evaluated by the personnel supervised by the Audit Committee and managed on an independent basis; therefore, the Audit Committee is absolutely involved.

PRINCIPLE IX: GO DEEPER INTO THE SCOPE OF THE CODE
Recommendation IX: Encourage the incorporation good practices of corporate governance provisions into the Bylaws. Answer whether :

The Management Body evaluates if the provisions of the Code of Corporate Governance must be reflected, totally or partially, in Issuer’s Bylaws, including the general and particular responsibilities of the Management Body. Indicate which provisions are actually included in the Bylaws from the effective day of the Code up to the present day.	x	The general and special shareholders’ meeting held on April 21st 2009 resolved to incorporate section 23 bis into the bylaws. This section provides that the Board of Directors may create a Designations and Corporate Governance Committee. Within the scope of such section, on November 7th 2011 the Board resolved to create a Designations and Corporate Governance Committee effective as of January 1st 2012, as well as the Risk Management Committee, the Incentives Committee and the Ethics and Compliance Committee.

80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 17, 2015

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director